UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 26, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty Sixth Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of the year ended December 31, 2023

TABLE OF CONTENTS

01 |CONSOLIDATED ANNUAL REPORT AND SUMMARY OF EVENTS

02 |CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

03 |AUDITOR’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

04 |AUDIT COMMITTEE’S REPORT (CONSOLIDATED FINANCIAL STATEMENTS)

05 |SEPARATE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

Separate statements of comprehensive income

Separate statements of financial condition

Separate statements of changes to shareholders’ equity

Separate statements of cash flows

Notes to the separate financial statements

06 |AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

07 |AUDIT COMMITTEE’S REPORT (SEPARATE FINANCIAL STATEMENTS)

Glossary of terms and definitions

Propane for Networks Agreement	Agreement for the Supply of Gas Propane to Undiluted Propane Networks
ADRs/ADSs	American Depositary Receipts
Ars. o Ps.	Argentine Pesos
ESG	Environment, Social and Government
BYMA	Bolsas y Mercados Argentinos (Argentine Stock Exchanges and Markets)
BCRA	Central Bank of the Argentine Republic
IDB	Banco Interamericano de Desarrollo (Inter-American Development Bank)
BNA	Bank of the Argentine Nation
BTU	British Thermal Unit
CAMMESA	Wholesale Electric Market Management Company
CAU	Access and Usage Fee
CEADS	Argentine Business Council for Sustainable Development
CGC	Compañía General de Combustibles S.A.(fuel company)
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores – (Argentine Securities Exchange Commission)
COVID	Coronavirus SARS-CoV-2 / COVID-19
CSJN	Supreme Court of Justice of the Argentine Nation
Board of Directors	Board of Directors of tgs
DNU	Emergency Decree (relief measures of necessity and urgency)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ESG	Environmental, Social and Governance
ENARGAS	Argentine National Gas Regulatory Body
FACPCE	Argentine Federation of Professional Councils in Economic Sciences /Argentine Federation
FOB	Free on Board
IMF	International Monetary Fund
LPG	Liquefied Petroleum Gas
CNG	Compressed Natural Gas
LNG	Liquefied Natural Gas
GRI	Global Reporting Initiative
INDEC	National Institute of Statistics and Census of Argentina
PCI	Price Consumer Index
IPIM	Internal Wholesale Prices Index
VAT	Value Added Tax
Liquids	Natural Gas Liquids
M3	Cubic meters
MEGA	Compañía MEGA S.A.
MULC	Single Free Exchange Market
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
SDG	Sustainable Development Goals
OldelVal	Oleoductos del Valle S.A.
ONs	Bonds
Pampa Energía	Pampa Energía S.A.

GDP	Gross Domestic Product
PBB	PBB Polisur S.A.
Executive Branch	National Executive Branch
PPE	Property, plant and equipment
RECPAM	Result from exposure to change in purchasing power of currency
Res.	Resolution/s
Tariff Review Process	Integral Tariff Review
TTR	Transition Tariff Regime
PTR	Plant Thermal Reduction
SCC	Stress Corrosion Cracking
ES	Energy Secretariat
SEC	Security and Exchange Commission
SOX	Sarbanes-Oxley Act
Telcosur	Telcosur S.A.
tgs / the Company	Transportadora de Gas del Sur S.A.
UNIREN	Public Utility Contract Renegotiation and Analysis Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos)
US$	United States Dollars
UT	Joint venture
WEO	World Economic Outlook
YPF	YPF S.A.

Rounding

Certain figures included in this Annual Report have been rounded to facilitate their presentation. Percentage figures have not always been calculated based on such rounded figures but on amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures of these consolidated Financial Statements. Certain numerical figures shown as totals in some tables may not be the arithmetic aggregation of the figures that precede them, due to rounding.

2023 ANNUAL REPORT

(Figures stated in millions of constant pesos as of December 31, 2023,

unless otherwise stated)

01 |LETTER TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS

02 |MACROECONOMIC SCENARIO

03 |NATURAL GAS INDUSTRY IN ARGENTINA

04 |OUR BUSINESSES IN 2023

05 |CONDUCTION OF OPERATIONS AND SAFETY

06 |ENVIRONMENT, SOCIAL AND GOVERNANCE

06-a|ENVIRONMENT

06-b|SOCIAL (Human capital – Safety and Health – Sustainability Management)

06-c|GOVERNANCE (Corporate Governance)

07|FINANCIAL ASSETS

08 |ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023

09|FURTHER CONSIDERATIONS

10 |BOARD OF DIRECTORS’ PROPOSAL REGARDING THE APPLICATION OF RESULTS

                 Main financial Indicators

For the years ended December 31,				
	2023	2022	2021	2020	2019
	(in thousands of Argentine pesos)				
Summary of consolidated statement of income:					
Revenues	**452,808,754**	**512,342,769**	**539,731,171**	**511,566,286**	**605,329,339**
Natural Gas Transportation	99,052,395	126,566,847	148,634,694	215,183,854	281,968,382
Production and Commercialization of Liquids	265,413,067	324,533,037	338,063,360	252,679,006	288,422,355
Midstream	88,343,292	61,242,885	53,033,117	43,703,426	34,938,602
Operating Profit	**116,437,073**	**163,329,252**	**206,748,863**	**188,991,460**	**246,295,247**
Net Financial Results	(72,780,726)	(9,840,108)	(2,646,644)	(118,770,222)	(36,116,961)
Net income before income tax	43,625,948	153,769,841	204,230,976	70,416,357	209,781,169
Total comprehensive income for the year	**23,518,032**	**100,640,106**	**126,968,096**	**30,088,877**	**159,618,518**
Consolidated Financial Statement:					
Total Assets	425,204,316	240,573,412	215,297,831	144,660,529	261,020,677
Property, plant and equipment	992,908,809	917,031,971	910,975,239	905,298,171	929,315,592
Total non current assets	1,100,586,564	1,042,713,275	1,047,522,184	1,032,766,510	930,670,150
Total Assets	**1,525,790,880**	**1,283,286,687**	**1,262,820,015**	**1,177,427,039**	**1,191,690,827**
Total Current Liabilities	119,544,416	65,999,037	122,898,064	74,253,235	99,125,841
Total Non current liabilities	550,571,570	385,130,788	408,405,196	498,625,112	493,194,317
Total Liabilities	**670,115,986**	**451,129,825**	**531,303,260**	**572,878,347**	**592,320,158**
Non-controlling interests	**916**	**342**	**305**	**285**	**346**
Total Equity	**855,674,894**	**832,156,862**	**731,516,755**	**604,548,692**	**599,370,669**
Consolidated Cash Flow Summary:					
Cash flows provided by operating activities	189,571,433	110,282,092	183,803,909	261,077,109	168,267,475
Cash flows (used in) / provided by investing activities	(206,428,405)	(125,234,536)	(183,701,194)	(275,488,678)	(141,087,777)
Cash flows provided by / (used in) financing activities	24,652,745	11,292,108	(5,820,903)	(46,463,660)	(207,469,729)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	7,795,773	(3,660,336)	(5,718,188)	(60,875,229)	(180,290,031)
Cash and cash equivalents at the end of the year	**6,599,199**	**9,307,806**	**26,865,151**	**42,607,202**	**121,725,308**

1.Letter to our Shareholders, Customers, Employees and Suppliers

Throughout the 2023, we kept pursuing the creation of value for our shareholders and moved forward on our road towards the great dream we conceived four years ago: To become leaders in the rendering of integrated services and play a major role in the development of energy in Argentina and the region. We kept evolving towards an open, dynamic and cooperative culture based on these four cornerstones:

ACHIEVEMENT

INNOVATION

FOCUS ON THE CLIENT

ETHICAL AND TRANSPARENT PERFORMANCE

Our results reflect our long-term business approach of cautious capital allocation and investment in the development of Vaca Muerta and the safe and efficient operation of our businesses. Year after year, tgs shows great strength and resilience in the face of never-ending macroeconomic challenges, including inflationary pressure, the regulatory framework and the high volatility of financial markets.

During 2023 we recorded net revenues for Ps. 452,809 million, an operating income of Ps. 116,437 million and a net income of Ps. 23,518 million (Ps. 31.24 per share). These results are compared to the ones recorded in 2022: net revenues at Ps. 512,343 million, operating income of Ps. 163,329 million, and a net income of Ps. 100,640 million (Ps. 133.69 per share).

In 2023 we doubled our capital expenditures, mainly investing in the development of Vaca Muerta and the works we are conducting at our Tratayén Plant.

Within the natural gas transportation segment, tariff increases remained below inflation rates, a disparity that has been carried over since 2019, which has never been enough to offset the overall increase of operational costs. Due to this situation, in 2023 we recorded an operating loss of Ps. 12,233 million, which underlines how imperative it is that government entities finally conclude the Tariff Review Process (“RTI”, according to its acronym in Spanish). In this framework, in April 2023 we only obtained a 95% increase.

Furthermore, in September 2023, we submitted to ENARGAS our request for the extension of the natural gas transportation license for ten years, the expiration date of which is in December 2027. Our request shall be addressed by the corresponding government entities.

Notwithstanding the above, we strengthened our commitment and continued investing to obtain a safe and reliable natural gas transportation system, turning tgs into the leading company in the natural gas transportation business. Transporting 60% of the gas consumed in Argentina, our main pipeline system satisfactorily met natural gas transportation demands.

Operating in a safe and reliable manner, our transportation system equipment reached operative efficiency and reliability ratios of 99.99% and 99.99%, respectively.

In the Liquids Production and commercialization segment, we kept strengthening our performance and consolidating ourselves as the second natural gas processor in Argentina. Thanks to the higher quality of the gas arriving to the Cerri Complex and our upgrading works, we reached a production level of 1,134,297 tons (11,658 higher than 2022) thus consolidating our leadership in this business. The operative efficiency and reliability indexes we obtained in this segment were of 98.54% and 99.12%, respectively.

The operating profit of this segment was of 85,764 million (Ps. 35,376 million lower than recorded in 2022) mainly attributable to drops in international reference average prices of 36%, 31% and 16% for propane, butane and natural gasoline, respectively and the rise in the prices of the natural gas purchased as PTR, which resulted in lower operative margins.

The opportunities derived from the development of Vaca Muerta have presented great challenges to us and nurture our dream of being the leading company in the rendering of integrated services, acknowledged by our values, products and services quality, innovative spirit and leadership in the energy market in Argentina and the region. We thus reassert our commitment to the planet and the community where we conduct our businesses.

Midstream has become the most challenging of all our business segments: where we will be able to recover our growth path and play our major role in the energy development of Argentina and the region. In 2023, we completed the expansion works of the Tratayén Plant, by means of the installation of two natural gas conditioning module plants with Joule Thomson technology, each of them with a natural gas capacity of 3.5 MMm3/d and a new gasoline stabilization power. This project, entailing an estimated investment of US$ 32 million, was started up in May 2023 and doubled Tratayén plant’s treatment capacity.

We also started works for the installation of two Propak Systems Ltd (“Propak”) conditioning plants, which will be in service by mid-2024. The estimated investment is of around US$ 320 million. These projects will expand Tratayén Plant’s conditioning capacity to 28 MMm3/day to render conditioning services to the Vaca Muerta System, ensuring safety in the exhaust gas discharge of producers’ volumes, in addition to increasing capacity. These modules can also be adjusted to extract liquids, with a low additional investment.

There is no doubt that a major 2023 highlight was to have been chosen by Energía Argentina S.A. (“ENARSA”) to render operation and maintenance services for the first section of the Presidente Néstor Kirchner Pipeline(“GPNK”) for the oncoming 5 years. This project is of the utmost relevance for our country and we are proud of having designed it.

None of our achievements would have been possible without the dedication and talent of the 1,125 people that make our team, who in the face of complex and challenging times have been able to adapt and rise to meet every difficulty.

We thus, keep transforming ourselves towards an open, dynamic and cooperative culture working in line with the highest health and safety standards, focusing on the wellbeing of all the persons with whom we conduct our activities. We promote diversity and equity and create long-lasting bonds that encourage the professional growth of our employees.

To such purpose, in 2023 we launched our tgs Campus, our own learning ecosystem, acknowledged by the IAPG, which allows all our workers to get qualified and trained, fostering cooperation and leadership.

We keep building up our performance in Environment, Social and Governance (ESG) matters. In 2023, we issued our first sustainability report in line with ESG principles as of December 31, 2022, which has earned us the Eikon prize in the category “Financial Communication with Investors.”

In 2023 we continued working on the ESG plan we designed in 2022, seeking to integrate our non-financial information to our business strategy, build a sustainable brand to meet energy demand and find sustainable solutions to care for the environment and the communities. With the aim of stepping forward with an innovating approach, we are analyzing the gap between our ESG current performance and international standards requirements, which will allow us to develop guidelines for the sustainable management of our businesses.

In 2023 we made progress in the actions and initiatives foreseen in the 2022-2026 Strategic Environmental Plan, on each of the cornerstones that uphold it. Not only did we improve the measurement of our emissions with the implementation of monitoring technology but we are also including measurements of indirect Scope 3 emissions. Additionally, we are moving ahead with the preparation of a five-year investment plan devised to mitigate the impact of climate change.

We launched a broad communication and training program on diversity and inclusion, which we carried out during the year 2023, laying the foundations for where we are heading in 2024.

To conclude, true to our commitment to the community, our tgs Foundation is striving to transform the reality of the neediest, through implementation of several educative activities.

Outlook to the Future

What has set our company apart for many years is our clear vision of the role we intend to play in the development of energy in Argentina. Towards such goal and seeking to stay ahead, we continue assessing two large projects:

•The development of a natural gas liquefaction Plant in Bahía Blanca that may lead to the export of natural gas produced in Vaca Muerta, and

•The adaptation of the Tratayén Plant, (currently operating in a conditioning mode), into a natural gas processing plant, allowing the transportation, fractionating and dispatch of liquids from some port in the Bahía Blanca area.

This further consolidates our commitment to the energy development of our country, confident that given an appropriate economic and regulatory framework, we can turn Argentina into one of the main energy suppliers of the region and position tgs as a leading and innovating midstream services company. Our 2023 achievements, along with the future projects that lie ahead of us, are evidence of the operative and financial soundness our company has achieved over its track record.

The future of natural gas as an essential fuel in the country’s energy matrix gets stronger and stronger every year, which will make Argentina a sustainable country of great growth. tgs is consolidating as an integrated services provider in the hydrocarbon industry.

It is of the utmost importance to maintain a constructive dialogue with governmental entities to finalize the tariff review process and thus obtain a fair and reasonable gas transportation service tariff that may enable us to conduct a profitable and efficient natural gas transportation service in line with our country’s energy development, meeting the demands of our domestic and exports markets and the interest of stakeholders’ groups.

In 2024 we will keep strengthening our commitment to the sustainable management of our business, seeking to integrate ESG material issues in our strategy and decision making, focusing on the identification of risks and opportunities related to sustainability and climate change.

A challenging 2024 lies ahead of us, but we face it with the firm belief that we will fulfill all our goals, working with passion and focusing on our clients and the community, committing to contribute to the development of energy in Argentina.

We thank our shareholders for their trust in our performance, our clients and suppliers for being part of our businesses and our workforce for their tireless cooperation, commitment and dedication. It is to their joint efforts we owe our positioning at the highest performance standards throughout our history of 31 years, which —empowered by our cultural change process— will earn us a leading role at the forefront of our industry.

     Luis Fallo

     Chairman

2. Macroeconomic context

2.1 Argentine Context

2023 was a year marked by high macroeconomic volatility and political uncertainty, mainly as a consequence of an unprecedented drought in the first months of the year and political turmoil after a loaded electoral calendar that concluded in November with a ballotage in which Javier Milei of the political party “Libertad Avanza” was elected as president for the period 2023–2027.

Among the main 2023 macroeconomic variables, we can mention:

•Economic activity: GDP fell by 0.8% in the third quarter of 2023. On the other hand, in November 2023, the Monthly Estimate of Economic Activity (“EMAE”, according to its initials in Spanish) recorded a 0.9% year-on-year drop. Among the sectors, the steepest decrease was observed in the manufacturing industry (4.8%). On the other side of the spectrum, the sectors with greatest positive contributions were mining and quarrying (+6.7%) and agriculture and livestock (+3.6%).

•According to Argentine National Bank issuances, the exchange rate continued its rising trend, closing $ 808.45 per each United States dollar as of December 31, 2023 from $177.16 at the closing of 2022 (representing an increase of around 356%, above the inflation measured by the CPI). Although as of December 31, 2023, the gap between this rate and the parallel United States dollar exchange rate dramatically dropped to 17%, during the rest of the year 2023 the gap had always remained above 100%.

•The year 2023 recorded a CPI of 211.4%, whereas in 2022 it had been of 94.8%. The acceleration dynamics was maintained throughout the whole year in spite of delays in public utilities tariff updates and exchange rates and price policies outlined by the Argentine government to support consumption and mitigate the loss of salaries’ purchasing power.

•For the year 2023, the Internal Index Wholesale Prices (IPIM, according to its acronym in Spanish) variation was of 276.4%, compared to 94.8% recorded in the year 2022.

•The Salary Index recorded a year-on-year increase of 144.3% as of November 2023.

•BCRA reserves remained under pressure despite the growing restrictions in the access to the exchange market. As of December 31, 2023, net reserves reached US$ 23,073 million, down from the US$ 44,498 million recorded in December 2022.

•The country risk premium paid by the Argentine debt, measured by the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, was around 1,906 points as of December 31, 2023.

•Trade balance recorded a US$ 6,926 million deficit. Exports amounted to US$ 66,788 million while imports totaled US$ 73,714 million. Exports went down by 24.5% compared to the year 2022 mainly due to the drop in the agricultural sector. On the other hand, imports in 2023 decreased by 9.6% compared to the previous year, mainly as a consequence of the lower imports of fuel and lube oil.

•The fiscal arena was struck by a primary deficit in 2023 with a figure close to 2.9% of the GDP, rather far from the goal agreed with the IMF, which had foreseen a red ratio of 1.9%.

Tax revenues closed at the end of the year with an increase of 115.1%. VAT revenues went up by 153.9% (below inflation rates).

The macroeconomic variables described above drove Alberto Fernández’ administration— in office until December 10, 2023— to adopt several measures, including: (i) the decree of new exchange restrictions, (ii) the adoption of the COUNTRY Tax and other taxes aimed at reducing fiscal deficit and (iii) the freezing of certain domestic prices, among them the restriction to public utilities services tariffs increases.

In spite of the above, in 2023 the IMF Board, under the framework of the program in force with Argentina, approved certain non-compliances exemptions related to the implementation of the measures described above. It also approved amendments to reserve accumulation targets, the primary fiscal deficit goal and its financing along with the commitment to implement a new set of policies to correct the economic politics, safeguard stability and achieve the program goals.

Since its coming to office on December 10, 2023, the new administration has taken a many stringent measures to reverse the difficult country situation and eliminate fiscal deficit. Among them, it is included a fiscal reform program, State reforms and economic deregulations.

In 2024, the new administration will have to execute its fiscal and monetary adjustment plans unsupported by legislative majorities. With the arrival of Javier Milei to the presidency, a stage of significant changes in economic terms is expected but many questions arise. His reform targets are very ambitious and radical and will require legislative support to be implemented. Also, prices adjustments among them those related to public utilities will derive in further inflation peaks particularly in the first months and further decelerate economic activity.

As of the date of the issuance of the present Annual Report, it is not possible to foresee either the impact or the duration of this macroeconomic uncertainty, nor the effect that the measures that have been and will be adopted in the future might have, but they could negatively affect our results, financial condition and cash flows. However, given tgs financial condition, we estimate we will be able to continue honoring our financial commitments in the near future.

2.2 International Scenario

Many challenging factors have unsettled the world economic context in 2023, including the war in Ukraine that caused continuous problems in global supply chains and a persistent inflation, though it has shown a downward trend. These challenges have decelerated world growth: according to the World Economy Outlook Report issued by the IMF, World GDP es expected to have gone up by 3.0% in 2023, having grown by 3.5% in 2022 and being estimated to increase by 2.9% in 2024.  These are the lowest growth values recorded over the last decade.

Although in Argentina the impact of the war between Russia and Ukraine has been moderated, the geo-economic uncertainty derived from such conflict had adverse consequences mainly in Europe, given the volatility of commodities prices, oil and byproducts. Additionally, as a consequence of such conflict, several economic sanctions have been imposed on Russia, which has derived in difficulties in business and financial relations with suppliers from such country, impacting negatively on the supply chain. The war has also generated great economic uncertainty, which has discouraged companies from investing and has decreased consumer trust and worsened inflationary tension.

On the other hand, the war conflict in Israel which as of the issuance of this Annual Report has not had a significant economic impact, has increased world geopolitical tension. In combination with the conflict between Russia and Ukraine mentioned above, this might rise uncertainty levels and further decelerate economic world growth expectations, negatively impacting on emerging economies.

Persistent inflation has soared worldwide driven by the increase of prices of energy, food and other goods and services. To fight it, developed countries have toughened their monetary policy with increases in interest rates— negatively affecting the access of emerging countries to capital markets— and have redirected their cashflows towards developed countries.

Energy commodities prices have presented strong volatility in 2023, influenced by a combination of factors, including the ones mentioned above and adverse weather conditions. Oil, natural gas and its byproducts prices have gone down from the maximum recorded in 2022.

International average prices of propane, butane and natural gasoline in 2023 have fallen by 36%, 31% and 16%, respectively as compared to the year 2022.

Despite the downward trend, energy commodities prices remain still high compared to levels recorded before the pandemic. This is due to the fact that the supply is still limited as investments in new energy infrastructure have been scarce over the last years. The outlook for the energy commodities prices in 2024 remains uncertain: their performance will be subject to the evolution of the war in Ukraine, world economic recovery and weather conditions.

3. Natural Gas Industry in Argentina

a.Demand for natural gas

Natural gas keeps holding a predominant share in the national energy matrix2, reaching 53% out of total fuels consumed in accordance with data provided by the National 2022 Energy Balance.

2 The energy matrix corresponds to the domestic energy supply (production plus imports less exports + losses).

Source: Energy Secretariat – Energy Balance.

Natural gas consumption throughout the year 2023 reached 136 MMm3/d, recording a 1.8% drop in natural gas consumption versus the previous year (2.5 MMm3/d), mainly attributable to lower priority demand due to higher temperatures during winter months.

Natural gas consumption per sector (2023 vs. 2022)

Source: tgs own elaboration based on internal data

During the first half of the year 2023, recorded average temperatures (21.1°C) 3 were warmer than those recorded in the same period of 2022 (18.5°C), which accounts for the drop in priority demand

3 Buenos Aires Ring’s average temperature.

(residential + SMEs) compared to the previous year, recording an average aggregate decrease of 1.5 MMm3/d.

In spite of a 3.9% increase in the demand for electricity, total electricity generation went up by 2.8% (+3.2 TWh), being the difference covered though imports mainly proceeding from Brazil. The increase in domestic generation is attributable mainly to a recovery in hydroelectric contributions (+7.8 TWh). The higher hydroelectric contribution reduced needs for thermal generation (-4.8 TWh), due to the economic need to minimize fuel imports (liquids and LNG). Nuclear generation also dropped (-0.03 TWh) because of lower availability at Atucha 2, in service as from the month of September, offset by higher contribution from the Embalse power plant. Renewable energies keep growing, although to a lesser extent than in former years (+1.7% vs 2022) contributing to the system a share of 13.8% out of total generation (117.5 TWh).

The graph below presents monthly consumptions throughout the year 2023 for each of the demand sectors, in MMm3/d, compared to total 2022 demand (represented by a red line).

Source: tgs’ own elaboration with internal data.

Demand for natural gas in 2023 remained similar to the levels recorded the previous year. The variations in consumption breakdown are mainly attributable to higher temperatures recorded in winter months (May and June) in which lower priority consumption was offset by higher consumption from electricity power plants, substituting liquid fuel consumption. The months with lowest consumptions compared to the previous year were July and October. In both cases, lower consumption is mainly attributable to lower consumption in thermal power plants due to higher contributions from hydroelectricity and the nuclear sector of the previous year.

The graph below shows 2023 monthly variations compared to the year 2022, in MMm3/d for each of the demand sectors.

Natural gas consumption variations per sector (2023 vs. 2022)

20,0
15,0
10,0
5,0
-
-5,0
-10,0
-15,0
-20,0
-25,0
MMm3/d

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Off System (except power plants)	0,4	0,7	9,8	0,5	0,1	0,0	0,4	1,0	1,6	1,2	1,5	-1,8
Alternative Fuels	-0,4	-0,3	-0,1	-0,6	-0,3	-0,6	-0,6	-0,2	-0,5	-1,1	-0,8	-0,5
Exportations	1,4	1,0	0,4	0,5	3,2	2,5	-0,9	-2,5	-3,9	-1,1	-3,2	-4,1
Power plants	-3,2	2,2	-4,7	-2,4	9,8	11,4	-7,6	3,2	-1,1	-6,5	-5,1	-13,6
Industries	0,2	2,3	1,8	4,0	1,8	-0,1	-0,1	0,1	-0,1	-0,5	0,5	-1,5
CNG	-0,4	-0,3	-0,3	-0,3	-0,3	-0,4	-0,6	-0,6	-0,5	-0,5	-0,4	-0,4
Priority	-0,1	-0,9	-4,2	-4,0	-12,8	-11,5	-0,6	-0,8	8,3	0,7	5,9	2,6

Source: tgs’ own elaboration with internal data.

Going over the total breakdown of natural gas consumption per kind of user in Argentina, it is clear that in 2023 the most demanding sector still is electricity generation, followed secondly by priority demand and the industrial sector ranked third.

NATURAL GAS CONSUMPTION PER KIND OF USER (YEAR 2023)

Source: tgs own elaboration with internal data.

Natural gas supply

Thanks to the Gas.Ar Plan incentives, production levels went up, and this trend continued throughout the year 2023. Higher natural gas availability in the domestic market sustains exports mainly to Chile through the Gas Andes pipeline, even in winter months, given the fact that such delivery would not restrict supply to the domestic market given the current transportation infrastructure.

In 2023, total natural gas production went up by 0.6% compared to the previous year, from 132.6 MMm3/d to 131.8 MMm3/d.

Natural gas production per basin (MMm3/d)

Source: SESCO, Energy Secretariat.

In a breakdown analysis of natural gas operators, in 2023 YPF continued being the main producer of Argentina, with 26% of the total (unchanged from 2022), followed by Total Austral S.A. with 22%.

Main Argentine natural gas operators’ share over total production (2023)

Rest
13%
YPF S.A.
26%
PLUSPETROL S.A.
5%
PAMPA ENERGIA
S.A.
8%
TECPETROL S.A.
13%
TOTAL AUSTRAL S.A.
22%
PAN AMERICAN
ENERGY SL
13%

Fuente: SESCO, SE

Given the marked seasonality of the demand for natural gas in Argentina, with peak consumption during winter months, national natural gas production in Argentina— supplemented with natural gas imported from Bolivia— meets local consumption needs in the warmer months (from October to April). However, during the coldest months (from May to September), such production falls short and is supplemented with the import of additional natural gas volumes proceeding from Bolivia and LNG.

The Seventh Addendum to the Gas import Agreement between Energía Argentina (ENARSA) and YPFB (Bolivian fiscal oil fields) was entered on December 30, 2022 and it includes a reduction in the natural gas volume to be received from Bolivia due to said country’s gas fields’ production declination. However, in October 2023 said agreement was amended, stipulating that as from July 31, 2024 Bolivia will stop supplying a natural gas firm transportation volume to Argentina.

Supply from Bolivia –under the agreement entered by both governments – recorded an average of 5.5 MMm3/d, 4.9 MMm3/d lower than the volume recorded in 2022. On the other hand, LNG imports by sea, re-gasified and injected into the natural gas transportation system at the Escobar and Bahía Blanca port located in the Province of Buenos Aires, recorded an average contribution of 6.8 MMm3/d in 2023, 0.6 MMm3/d above LNG contribution recorded in 2022.

Natural Gas Imports (MMm3/d)

Source: tgs own elaboration based on internal data

Total natural gas injection in August 2023, highest injection level of the year, reached 133 MMm3/d, 4 MMm3/d above the volume recorded in June 2022 (highest level recorded in said year).

Supply (MMm3/d)

Source: Own elaboration based on internal data.

The Neuquén Basin produces the highest volume of natural gas for injection, whereas the remaining basins continued their natural decline (including Bolivia), which makes it imperative to build the third main pipeline to transport the incremental gas proceeding from the Neuquén basin reserves developments.

Local injection (MMm3/d)

Source: tgs’ own elaboration based on internal data

Over the last years, there have not been requirements of potential parties interested in hiring additional capacity, mainly due to the shortage of gas and the gradual decline of the conventional fields, mainly the reception areas Tierra del Fuego, Santa Cruz and Chubut. The situation was different in the Neuquén basins where due to the Gas.Ar Plan, the gas of Vaca Muerta non-conventional fields boosted production in such region, completing transportation capacity from that basin, making it essential to expand the pipeline system so that the energy potential available in Vaca Muerta can be exploited.

In this sense, towards the end of August 2023 the first section of the GPNK pipeline (section Tratayén- Salliqueló) came into service, executed by ENARSA. Its complementary works, i.e. Mercedes – Cardales Pipeline were started in the last week of November 2023 and the 29 km expansion over the final tgs sections also came into service by late August 2023. For further information, see “Natural gas transportation system operation” below.

The installation of the compressor plants that will increase the transportation capacity of this first section to 21MMm3/d is currently in process. This work is expected to be finalized in the first half of 2024.

The bidding process for the works related to the construction of the second section is still pending. Such section will range from Salliqueló up to San Jerónimo — in the south of the Province of Santa Fe linked to the Transportadora de Gas del Norte S.A. (“TGN”) system— and includes the installation of three additional compressor plants in the section Tratayén – Salliqueló, reaching a total natural gas transportation capacity of 39 MMm3/d.

The swift decline of Bolivia fields calls for a prompt response from Argentina to move forward with the norther pipeline reversal works. These works are of vital importance for the energy development of Argentina and Vaca Muerta and consist in the reversal of the natural gas flow which will take Vaca Muerta gas to the industries of Córdoba, Tucumán, La Rioja, Catamarca, Santiago del Estero, Salta and Jujuy. It will also facilitate connection to residential natural gas networks and the major scale development of industrial activities, particularly lithium mining. Complementarily, reversal will decrease the cost of electricity and natural gas for the regional industries. It will also allow exports towards the north of Chile, the center of Brazil and Bolivia and will increase domestic natural gas supply.

The startup of these works had been foreseen for the winter of 2024 but as a consequence of the received bids in December 2023 the national authorities decided to re-launch the bidding process, which will imply a delay in its start up.

4. OUR BUSINESSES

We are present throughout the whole natural gas production process in Argentina, from the well-head to the transportation and distribution systems.  We are an energy company that is part of the whole natural gas supply chain, providing services and solutions.

Since 2018, we have betted on the development of the Argentine market. Our insight, added to our expertise of over thirty years, is what guarantees the excellence of our services.

Natural Gas Transportation

In 2023, revenues derived from this business segment reached Ps. 99,052 million, thus presenting a negative variation of Ps. 27,515 million compared to the Ps. 126,567 million recorded in 2022.

Source: Our own elaboration based on internal data.

Tariff Overview

The closing of the Tariff Review Process under ENARGAS Resolution N° 310/18 was critical in the path towards the development of a sustainable natural gas transportation business that meets the high-quality standards outlined by the mentioned regulatory body, requirements that we have complied with since we were granted the License. This Tariff Review process not only entitled us to a tariff increase but also to the right of obtaining semi-annual tariff increases.

On March 1°, 2022, we received a 60% tariff increase, which could just partially offset the increase of operative costs. Said transitory tariff adjustment was the first since April 2019, almost three years had elapsed since the previous updating.

On December 6, 2022 through Decree N°815/2022, the deadline for the finalization of the Tariff Review Process was extended for one further year -December 18, 2023- as from its expiration stipulated by Decree Nº 1020. It also extends, as from January 1, 2023, ENARGAS intervention, instructing this entity to conduct all the measures required to ensure a transition tariff adjustment while renegotiation continues, in accordance with Decree N°1020.

Under this framework, on December 7, 2022, ENARGAS issued Resolution N°523/2022 (“Resolution 523”) by means of which a Public Hearing was summoned to be held on January 4, 2023, to address a transitory tariff adjustment for the natural gas transportation service. At said hearing, it was informed that the increase pending to be applied since April 2019 —by virtue of the lack of semi-annual adjustments based on the Internal Wholesale Prices Index (IPIM, according to its initials in Spanish) - and the transitory adjustment granted as from March 2022— was estimated to amount to 270% as of December 2022. In spite of such calculation, tgs took into consideration the actual country scenario and requested a transitory tariff increase of 135% for the year 2023, with the aim of ensuring the continuity, accessibility and normal rendering of the natural gas transportation service, in conditions of safety, seeking to mitigate the economic and financial effects of higher costs and expenses related to the service.

On March 16, 2023, the Board of Directors of tgs approved the addendum proposal to the Renegotiation Transition agreement submitted by ENARGAS (“the 2023 Transition Agreement"). Said addendum was later ratified by the Executive Branch through Decree N° 250/2023 dated April 29, 2023. Previously, on April 27, 2023, ENARGAS had issued Resolution N° 186/2023 by means of which the new tariff charts were posted.

The terms of the 2023 Transition Agreement are similar to the ones stipulated by the Transition Agreement entered in March 2022 and they establish:

-A 95% transitory tariff increase over the natural gas transportation tariff and the CAU, effective as from April 29, 2023.

-During its term, tgs shall only distribute dividends after having requested authorization from ENARGAS, prior approval by the Ministry of Economy.

On December 14, 2023, through Resolution N° 704/2023 ENARGAS called for a public hearing to be held on January 8, 2024. As a result of said hearing, on February 15, 2024, ENARGAS Resolution N° 52/2024 was issued by means of which the validity of the public hearing was ratified and ENARGAS was given a deadline of up to 30 working days as from the issuance of this Resolution to issue the transitory tariff charts that arose from the hearing.

Res. 52/2024 also stipulated that the determination of a monthly updating rate for natural gas transportation tariffs shall be subject to further analysis, the outcome of which will be made known within 90 working days after the issuance of the mentioned resolution.

On December 16, 2023, Decree N° 55/2023 was issued, by means of which the state of emergency of the Argentine national energy sector is declared until December 31, 2024. Among other issues, this decree: (i) stipulates the commencement of the tariff review process, (ii) dictates the intervention of the ENARGAS as from January 1°, 2024, and (iii) instructs the Secretariat of Energy to issue the regulations and procedures required to sanction market prices for the natural gas transportation service.

It must be underlined that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of agreeing on a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

It is also noteworthy that on September 8, 2023 tgs submitted to ENARGAS the request to initiate the procedure contemplated under Law N° 24,076 by means of which after complying with all the proceedings and administrative procedures established for such purposes, tgs is granted the extension of its license term for ten further years as from the expiration of its original term (December 28 2027) for the rendering of the gas transportation services contemplating all the scope of the license approved by Decree N° 2458/92.

As of the date of the issuance of the present annual report, we have not received an answer from ENARGAS.

Natural gas transportation system operation

A key milestone of the year 2023 was the coming into service of the following works, conducted by ENARSA under the National Production Program Transportar.Ar (“Transport.Ar” Program):

•The first section of the GPNK, extending from Tratayén in the Province of Neuquén up to Salliqueló in the Province of Buenos Aires, interlinking with the pipelines that constitute the Final Sections under tgs license, contributing an additional 11 MMm3/d of natural gas in this first stage.

•The Expansion of tgs Final Sections, through the installation of 29 km of loops along the Neuba II Pipeline, adding an additional transportation capacity of 7 MM m3/d from Salliqueló to the Greater Buenos Aires.

•The Mercedes Cardales Pipeline, which increases gas transfer from tgs to TGN systems, which will have a maximum capacity of 15 MMm3/d once the Compressor Plant has been installed at the wellhead, which is currently ongoing.

tgs is the Technical Operator of the first GPNK section-comprising its two compressor plants, after  on June 5, 2023 through a private bidding process ENARSA awarded tgs such operation and maintenance for the term of 5 years, which can be extended to 12 further additional months. tgs is also the operator of the Mercedes-Cardales Pipeline, as from the signing of an agreement that contemplates a five-year term.

In 2023, the average daily natural gas’ injection to the pipeline system operated by TGS amounted to 73.4 MMm3/d, 2% higher than the value recorded in 2022. Such injection includes contributions from the Austral, San Jorge Gulf and Neuquén basins, including gas volumes entered to tgs through the GPNK in Salliqueló.

The average daily injection of re-gasified Liquefied Natural Gas (“LNG”) to tgs system proceeding from the terminal located in Bahía Blanca was 1.7 MMm3/d, lower than the 2.8 MMm3/d recorded in the year 2022, to a certain extent due to the total substitution of such import with Neuquén gas provided by the GPNK as from its start-up in August 2023.

In 2023 the contribution of the Neuquén Basin was 5% above the volume supplied the previous year, mainly due to the higher gas transportation capacity from the Vaca Muerta field facilitated by the GPNK pipeline.

On the contrary, the southern basins of our country, decreased their injection by 6%, as their fields continued their sustained declines.

Meeting the needs of 70 direct clients and 6.3 million indirect clients, we keep performing a leading role in the natural gas industry in Argentina, rendering services either in a firm transportation (FT) or interruptible modality (IT and ED exchange and displacement)

The total capacity contracted by clients in a firm or “take or pay” modality (FT) is of 83.1 MMm3/d, with an average life term of approximately 10 years and a half. Additionally, the system has a further capacity of 7 MMm3/d generated by the recent start-up of the Final Sections’ Expansion, which has not yet been contracted by ENARSA under the take or pay modality.

The breakdown of the total firm capacity per kind of client is as follows:

Firm contracted capacity per client
Power stations
15%
Industries
9%
Dealers
4%
Producers
3%
Distribution
Companies
69%
Power stations
Industries
Dealers
Producers
Distribution Companies

Source: Own elaboration based on internal data.

It should be noted that in this year we entered new IT and ED agreements, 72 corresponding to interruptible transportation and 132 to exchange and displacement services, which allow tgs to obtain additional revenues and meet the consumption needs or our clients.

Natural gas transportation operating data
90
80
70
60
50
40
30
20
10
-
Miles de m3/d
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2019
2020
2021
2022
2023
% revenues firm transportation services
Average contrated capacity
Average daily deliveries

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the annual average deliveries and the average firm contracted capacity.

In 2023, revenues related to this segment accounted for 59% of tgs total revenues. This segment’s performance went down by Ps. 59,120 million in a year-over-year comparison, from Ps. 324,533 million reported in 2022 to Ps 265,413 million in 2023.

Out of the total tons dispatched in 2023, 32% of them were exported. Breaking down the tons dispatched to the domestic market, 79% were sold at dollar-denominated prices, subject to the evolution of the United States dollar.

In 2023, tgs ranked as the second ethane producer in Argentina, below MEGA, our production share went up to over 40% of total ethane produced in the year in our country. The graphs below show our share in aggregate propane and butane production in Argentina in 2023:

Source: Energy Secretariat and internal data

Regarding international reference prices of the products, we export —propane, butane and natural gasoline— they recorded some variations in 2023 compared to the previous year, presenting an uneven trend. During the first months of the year, they increased within the context of commodities prices recovery given the world economy recovery and the energy setbacks that Asia and Europe faced. As from the second quarter of the year prices contracted and stabilized similar to the levels of prices at the closing of 2022 and starting the last 2023 quarter they started to rise again. In spite of that, average international prices of propane, butane and natural gasoline tended to normalize, decreasing by 36%, 31%, and 16% in 2023 versus 2022, mainly as a contrast to the high levels of prices recorded in 2022.

In the domestic field, we keep providing propane and butane under the programs outlined by the Secretariat of Energy, under which we received partial price increases. There were significant delays in the collection of the subsidies stipulated by the National Government.

On the other hand, it is worth pointing out that in 2023 we broke the record of ethane deliveries from our facilities in the Cerri Complex for the last 5 years.

Foreign market

Volumes sold overseas during 2023 amounted to 360,381 tons, 38,166 tons below the 398,547 tons sold in 2022.

In 2023, Liquids Production and Commercialization exports revenues were Ps. 95,390 million and accounted for 21% of total revenues and 36% of total Liquids Production and Commercialization revenues.

In 2023, tgs continued commercializing LPG by land, dispatching roughly 15,518 trucks (379,544 tons) loaded with our own product, compare to the approximately 16,156 trucks (390,914 tons) of our own product dispatched in 2022. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio.

Propane and butane deliveries overseas were conducted in a SPOT modality in 2023, seizing opportunities related to different niche markets, which allowed us to increase considerably the fixed premiums of each transaction.

We keep upholding our positioning in the Brazilian market, which constitutes a 2024 goal, maintaining our sea exports in a direct modality (with no go-betweens) to Brazilian LPG distributors.

Regarding natural gasoline exports, throughout the year 2023 and until February 2024 we traded such product by means of an agreement entered with Trafigura Pte Ltd at an international price, less a discount. As of the date of the present Annual Report, a new agreement has been entered with Trafigura Pte Ltd., with expiration date in February 2026 and better terms than the previous agreement in force in 2023.

As explained above, on the whole international prices presented a volatile trend throughout the year, rising in the first quarter with some slight month-over-month contractions and then returning to a rising trend in the last quarter. A rising trend is expected in the short term although below the averages of the first half of 2023.

During 2023, and in order to encourage gas and oil exports, on October 3, 2023, the Energy Secretariat issued Resolution No. 808/2023 by which hydrocarbon exporters are included within the Export Increase Program created by Decree No. 576/22. According to this program, it is allowed to settle a proportion of exports at a different exchange rate than "cash with liquidation" (between 20% and 30% depending on the period in which the settlement was made), and the remainder must be paid at the official exchange rate. As of the date of issuance of this Annual Report, the proportion that may be settled by "cash with liquidation" amounts to 20%.

Domestic Market

In 2023, tgs continued participating in the several supply programs dictated by the National Government. Such is the case of the program for LPG Supply at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015. The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

The table below presents an evolution of the prices per ton (at the values of each Resolution) for butane commercialized under this program:

Period	Price/ton (value corresponding to each resolution)	Energy Secretariat Res N°
April 2021 to April 2022	Ps. 12,627	249/21
April 2022 to July 2022	Ps. 15,152	270/22
July 2022 to August 2022	Ps. 17,500	609/22
September 2022 to October 2022	Ps. 18,375	609/22
November 2022 to December 2022	Ps. 26,801	861/22
January 2023	Ps. 29,481	15/23
February 2023	Ps. 32,429	62/23
March 2023	Ps. 35,672	168/23
April 2023	Ps. 38,704	326/23
May 2023	Ps. 40,252	391/23
June 2023	Ps. 41,862	391/23
July 2023	Ps. 43,537	391/23
August 2023	Ps. 45,278	391/23
August 2023 to December 2023	Ps. 50,938	762/23

Participation in this program forces tgs to commercialize LPG volumes required by the controlling entity at prices inferior to market values and under certain circumstances at prices lower than their processing cost.

Regarding the Propane for Networks Agreement, on August 28, 2023, we signed its nineteenth renewal, in effect until December 31, 2023.

This agreement contemplates compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue balance as of December 31, 2023, was of Ps. 4,672 million.  The nineteenth renewal stipulates those payments shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export rights. As of this date, said certificates have not been issued.

Beyond the supply programs mentioned above, we sold 158,794 tons of propane and 1,290 tons of butane mainly to the fractionating market and to a lesser extent to the industrial, propellant and automobile segments.

In 2023, we continued commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the previous one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2023, ethane tons sold to PBB slightly went up to 394,370 tons, from the 329,232 tons recorded in 2022.

Furthermore, we continued rendering logistic services at Puerto Galvan facilities in a successful manner.

Natural gas processing

In 2023, la Liquids Production reached 1,134,297 tons (11,658 tons above 2022 levels). Gas arriving to the Cerri Complex for processing slightly increased compared to the volume recorded in 2022, mainly as a consequence of higher volumes arriving from the Neuquén basin, partially offset by lower gas volumes arriving from the Austral basin.

In 2023 we dispatched 31,122 trucks.

The price of natural gas in United States dollars, acquired as PTR for processing at the Cerri Complex, was lower than the price recorded in 2022.

Lower international liquids prices and their effect on annual average prices negatively impacted on the operating margins of this business in 2023. However, the coordinated teamwork of the different areas enhanced equipment performance through the natural gas processing daily programming, improving liquid recovery at the Cerri Complex and conducting works that will further optimize PTR consumption. Besides, thanks to the new natural gas supply agreements and the current natural gas situation, its supply was guaranteed at reasonable prices.

(1)Information corresponding to consolidated financial statements.

Midstream and telecommunications

This segments’ revenues accounted for 20% of tgs total revenues in 2023. It mainly includes the rendering of midstream services and telecommunications.

Our leadership in the natural gas industry allows us to integrate all the links of the value chain, from the wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

Our strategy is to become the leader in energy development in Argentina. At this moment, this development relies on Vaca Muerta where tgs has been present since 2018. This year, with our eyes set on the future we anticipated to what the country needed: we undertook the risk and built the Vaca Muerta system, which consists in 183 km of gathering pipelines that go through multiple hydrocarbon areas and a conditioning plant in Tratayén to allow the entrance of gas to the regulated transportation systems.

In 2023 ENARSA completed the works related to the first section of the GPNK (for further information see “Natural gas industry in Argentina”) which increased the natural gas transportation capacity between the Neuquén basin and consumption areas by 11 MMm3/d. Also, it is a source of pride for us to have been awarded by ENARSA the operation and maintenance service of this pipeline that is of such essential importance for the development of energy in Argentina.

Focused on our facilities at the Tratayén plant and the Vaca Muerta gathering pipeline in the first half of 2023 we completed the installation of two gas conditioning modular plants by means of  the Joule Thomson technology, each with a natural gas capacity of 3.5 MMm3/d and a new gasoline stabilization tower at our Tratayén plant. As a result of these works -which entailed an investment of US$ 22 million – as of this date we have a natural gas treatment capacity of 14.8MMm3/d.

In August 2023 we concluded the works to extend the Vaca Muerta system pipeline. With an approximate investment of US$ 60 million, this work of a 32 km length extends from the Los Toldos I Sur area up to El Trapial (Northern Vaca Muerta). The start-up of this section enables the current set up of our gathering system, with a total length of 183 km.

Finally, we have started works for the installation of two conditioning plants with a capacity of 6,6 MMm3/d each one, with a total estimated investment of US$ 320 million. Its startup is expected to be gradually staged in the winter of 2024.

These projects will expand Vaca Muerta System’s service rendering capacity, improving the profitability of the investment conducted by tgs and ensuring the availability of the infrastructure required to enable the production of growing natural gas volumes in Vaca Muerta, required for the exploitation of the GPNK in its successive stages. It should be highlighted that these modular plants are convertible to processing with a low additional investment, constituting the first step towards the development of the natural gas processing at the heart of the Neuquén basin.

These investments also consolidate our commitment to the development of energy in Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. Hence, the building of the Nestor Kirchner natural gas pipeline is of great relevance for this business segment, as it will allow us to enlarge our business portfolio in the region.

For that reason, we keep in talks with different basins producers, seeking to seize business opportunities that may allow us to increase our service and clients’ portfolio.

The economic impact of this business on the region is remarkable, as it favors the progress of communities and contributes to the development of the Vaca Muerta area. Our accomplishments in this area mentioned above, added to other minor services we render, emphasize and tighten our bonds to our country’s natural gas producers and give us the chance to keep showing our service rendering capacity.

Lastly, we continued assessing new projects such as the construction of a gas liquefaction plant (LNG) in Bahía Blanca. This work poses an opportunity to exploit synergies with other natural gas production projects and would seize the domestic market demand drop during summer months.

During the year 2023 we conducted a conceptual engineering study for the development of a project consisting in the construction of a polyduct that would allow the discharge of natural gas liquids (propane, butane and natural gasoline) to be separated at the Tratayén plant along with a plant for the fractionating, storage and dispatch of these same products. This project would go hand in hand with the conversion to gas processing of the modules that are being installed at the Tratayén plant and the installation of similar additional units, so as to facilitate the recovery of liquefiable components of natural gas such as propane, butane and gasoline to be then commercialized in the domestic and international market.

At the Río Neuquén plant, in 2023 we worked on the development of quick implementation solutions that will improve client service quality. We expect to implement such solutions in the year 2024.

Lastly, during 2023 we launched tgs INTEGRA. This brand comprises all the services that tgs offers to the market based on the human resources and tools that support the management of its own assets: from the execution of duct minor and repair works to laboratory tasks such as caliber gauging, ducts and plant maintenance, project management, blanketing facilities services, duct integrity surveys, etc.

tgs have been rendering these services for quite a long time and in the face of the growing demand for them, they have been grouped in a business line with their own identity to enhance their development in the market. Thus, in 2023 tgs INTEGRA was born and launched both in-company and externally.

Regarding the telecommunications services rendered by Telcosur, in 2023 we closed agreements that expanded our sold capacity and consolidated the operations of our telecommunications company.

Aligned to the strategy of business consolidation both in the mid and long term, Telcosur closed agreements with new clients and extended or renewed current agreements. Among the most relevant agreements, we can mention:

Agreement with Claro (AMX Argentina)

In 2023 we renewed and expanded our agreement with Claro (AMX Argentina) in connection with the use of optical fiber between Bahía Blanca and Puerto Madryn for ten years. Telcosur provides Claro with services and infrastructure in Chubut and Santa Cruz, which allows critical mission network complementarity for both companies.

Agreement with Transener

In 2023 we renewed and expanded our agreement with Transener related to the use of optical fiber between Puerto Madryn and Pico Truncado for the term of fifteen years. Telcosur provides Transener with services that have been technologically upgraded as compared to the ones provided in the initial agreement in Buenos Aires, Neuquén, Chubut and Santa Cruz, which allows critical mission network complementarity for both companies.

Installation of an optical fiber network in Vaca Muerta

In 2023, we completed the works related to the installation of the high-capacity optical fiber network from Northern Vaca Muerta up to Los Toldos for over 32 km to provide telecommunication services to oil and gas producers in Vaca Muerta, who require large-volume data transmission for their operations and communications.  Besides we installed a 72-meter mast at El Trapial node, by means of which we developed connectivity businesses and space location with carriers and producers.

In 2023 we conducted an optical fiber linking from the Neuquén node to the node located at the Tratayén plant, which allowed optical fiber expansion in Vaca Muerta, providing point-to-point or multipoint solutions at constant speed and high capacity. Its voice, data, internet and video integration features allow to us to enhance costs.

New technologies

We moved forward with the implementation of Internet of things (IoT) to expand Telcosur service portfolios, adding augmented reality and drones to Telcosur’s service portfolio. We made progress with the development of digital twins for the masts that support radio aerials and implemented an innovating system of monitoring of aerial support structures. We implemented a predictive data network monitoring system that facilitated the early detection of events in networks and promotes proactive action towards client service.

TELCOSUR Brand

We worked on the regular issuance of new developments, success cases and relevant Telcosur information in social networks to maximize the brand visibility in sector’s stakeholders. Also, Telcosur was published in the alliances map of Convergencia (a leader in telecommunications market information). Besides, a new website was developed for Telcosur with updated information and a modern look and feel in line with market standards.

Telcosur actively participated of the AOG 2023 event, generating business prospecting meetings with active and potential clients.

Bidding and Agreement with Total Energies

We participated in the bidding of links of Total Energies in the Neuquén and Austral basins, managing to keep the existing links, expand their capacities and add new sites to the links contracted by the client, building customer loyalty with a strategic producer of the segment.

Relocation of operations to the new Site

We actively participated in the project for the design and migration of the telecommunications infrastructure that allows the operation of the company at the new site. Likewise, we conducted the tasks required to migrate client services to the new tgs offices, with minimum impact on operations. We also worked along with the tgs IT team in the implementation of the infrastructure required for the operation under new technologies in the cloud and its node in the Skyonline data center.

FINANCIAL AND OPERATIVE INDICATORS OF MIDSTREAM AND

TELECOMMUNICATIONS SEGMENT

5. Conduction of Operations and Safety

Pipeline system operated by tgs in Argentina

GASODUCTO GRAL. SAN MARTÍN
P.C. Buchanan
GASODUCTO ANILLO GRAN BUENOS AIRES
GASODUCTO MEDANITO-MAINQUE
P.C.Río Neuquén
GASODUCTO NEUBA II
PLANTA TRATAYÉN
P.C. Ordoqui
GASODUCTO NEUBA II
P.C. Saturno
VACA MUERTA NORTE
P.C. Olavarría
P.C. El Chourron
P.C. Gaviotas
GASODUCTO LOOP SUR
P.C. La Adela
P.C. Barker
VACA MUERTA SUR
P.C. Fortín Uno
P.C. Indio Rico
P.C. Belisle
P.C. Confluencia
COMPLEJO GRAL.CERRI
P.C. y P.T. Plaza Huincul
P.C. Río Colorado
P.C. Picún Leufú
GASODUCTO NEUBA I
P.C. Chelforó
P.C. Gral. Conesa
P.C. Cervantes
P.C. Piedra del Águila
GASODUCTO CHELFORÓ-CONESA
P.C. San Antonio Oeste
P.C. Bajo del Gualicho
GASODUCTO CORDILLERANO
P.C. Dolavon
GASODUCTO GRAL. SAN MARTÍN
P.C. Garayalde
P.C. Manantiales Behr
P.C. Pico Truncado
P.C. Bosque Petrificado
P.C. Río Seco
P.C. San Julián
P.C. Piedrabuena
P.C. Moy Aike
P.C. Magallanes

Pipeline Investment Works

The gas pipeline system operated by tgs adequately met both the natural gas transportation demand and the regulatory entity’s requirements. To ensure service continuity without future interruptions, an efficient management of the pipeline system entails the performance of assessment, maintenance, inspection, mitigation and prevention tasks to avoid failures that may have a negative impact.

Throughout the 2023, we conducted integrity assessment tasks, such as in-line inspections along 2,559 km of pipelines and pipelines evaluations through direct assessment techniques, namely CIS surveys over 233 km and DCVG surveys over 255 km (on sections with no Scraper Traps). The purpose of these tasks is to identify, assess and control threats to pipelines integrity - such as external corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

As part of our 2023 recoating program, we executed recoating replacements over 13 km of the pipeline system. This pipeline rehabilitation program has been the most significant of this kind ever undertaken by tgs, not only because of its economic scope but also due to the technical deployment it has entailed. We are also carrying out recoating works at three valve facilities along the San Martin Pipeline in the province of Buenos Aires.

We also conducted non –destructive tests by means of the use of magnetic particles, ultrasound and hardness measurements for the identification of anomalies in longitudinal weld seams, stress corrosion cracking (“SCC”), by means of which we were able to detect anomalies that could be mitigated through pipe replacements. These recoating works aim at mitigating the risk of external corrosion and/or SCC as well as to survey and correct any pipe anomaly that in the future may deteriorate the ducts and interrupt the service. This is how we extend the useful life of our facilities.

Also in this regard, in order to mitigate corrosive activity, we carried out filling works in reinforcement sleeves to ensure integrity in high population density areas.

Within the SCC assessment and mitigation plan, we implemented an inline inspection plan with “EMAT” technology to detect cracking, having completed the inspection of 567 km in 2023.

Departing from an analysis and planning carried out by the pipeline integrity team, we conducted an assessment campaign of 157 external corrosion and geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs that were executed by means of the installation of 30 pipe replacements and 21 welding reinforcements.

In addition, we assessed the integrity of 10 derivations located in the Las Heras – Pacheco pipeline section.

On the topic of cathodic protection, to mitigate the advance of corrosion and improve reliability, we kept strengthening the system with the installation of 2 new units and 10 current reinforcement lenses as well as the renewal of 4 facilities that were obsolete.

All the works mentioned above— which enable us to verify the overall condition of the facility and conduct the required adjustments for their service continuity— underline our commitment to safety and to the care of our people and the environment, all main cornerstones in our pledge to render a reliable natural gas transportation service.

Being the Buenos Aires ring a high population density area and driven by our goal to minimize inherent risks in such pipeline segment, we continued with the implementation of works that mitigate third parties’ damage. Thus, we continue with the expansion of the optical fiber intruder detection system by 8 further km of pipeline, in the cities of Las Heras and Cañuelas. This work complements the one completed last year, totaling an aggregate coverage of 116 km of pipeline monitored via intruder detection systems.

Likewise, in order to raise awareness among the community, we increased our facilities’ signaling and —in the areas neighboring the most sensitive sections of the system— we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, meetings with municipalities and ground-breaking & services companies in Buenos Aires, Neuquén and Rio Negro. Also, we conducted door-to-door communication campaigns in Neuquén, Rio Negro and Bahía Blanca in the communities near the pipeline, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them.

Concerned with the safety of our people, we concluded works to adapt the grounding of 22 Cathodic Protection units, thus reducing the risk of electric shock at our facilities.

In 2023, we successfully finalized the winter maintenance plan, which allows us to ensure the safe and reliable operation of pipelines.

One of the relevant matters we dealt with this year was the entrance of the GPNK into tgs’ transportation system at the Saturno plant. This added around 11 MMm3/d to the final sections systems, which implied a reorganizing of the volumes distributed through the Neuba II pipeline and its own loop. Additionally, the connection of the new pipeline Mercedes – Cardales generated new dynamics in the management of incremental gases in deliveries both to the Buenos Aires distribution ring and to TGN.

Regarding technological changes, we are proceeding with the definition, development and implementation of the remote operation of compressor plants. We have made progress in the technological updating of the elements with the aim of including Saturno Plant to this new transportation system control philosophy. This is the first step towards what we refer to as our “Compressor Plants Operation Updating.”

At the Piedrabuena and Olavarría compressor plants, we completed the installation of new control systems in turbine compressors to replace the original Hispano Suiza systems. This will derive in greater operative reliability and improvements in units’ maintenance.

At the Belisle plant we are moving forward with the replacement of the Foxboro control system with a new control system based on PLC. We are currently working on detail engineering and purchase of supplies for their integration.

At the Fiat and Bosque Petrificado plants we are making progress in the replacement of gas indirect heaters which will have their control systems updated, besides having the envueltas and coils changed. With respect to the Indirect Heater of the Fiat plant, its technology is being changed to an electric heating system.

As part of our environmental care activities, we are still working on the installation of venting systems at the Fortín Uno, Gaviotas and La Adela plants. At the Cervantes, Belisle and Chelforó plants, we are installing biodigesters as an improvement to the current sewage effluent systems.

Works at Liquids Facilities

We conducted works aimed at extending the useful life of pressure containers and ducts, to boost their reliability, reduce risks at facilities and meet government requirements. The scope of these tasks included several unit inspections and preventive maintenance at our facilities, including the

Galvan Plant dock polyducts. A further remarkable maintenance task we concluded was the replacement of the whole insulation material of the B heater, to which a new safety system was added as well.

We conducted works to improve the reliability of a steam turbine at the eco-energy plant within the execution of major maintenance works. We carried out inspections in the steam heater in line with government requirements, repaired the facilities and also executed anti-corrosive protection works in ducts and critical equipment.

Committed to the continuous and safe management of our facilities, we certified and adjusted the relief systems of 7 spheres of Planta Galván, 2 Langmar tanks and the absorbing tank in accordance with current regulations.

Pursuing our path towards client satisfaction and environmental care, we installed a new CO2 analyzer in the ethane product, and we assembled an air compressor for quality certification chromatographs.

On the other hand, we started investments to mitigate technological obsolescence risks and increase our processes’ operative safety. We can highlight the following developments at the Galván Plant: civil work conditioning of the electric distribution rooms in Galvan Plant for the new transformer, acquisition of cryogenic material for the replacement of ducts in the Cooling Plant with critical indications, adaptation of Tank V1 and the new level measurement systems for spheres 1, 2 and 3. At the Cryogenic Plant, we can point out at the following projects that required a full Cerri Complex stoppage:  the removal of the original dashboard of the Cryogenic Plant control room, the finalization of the Safety Instrument System, new medium-voltage cells at the Cryogenic Plant and the revamping of the 110VCC electric distribution system.

Addressing the need to update operative technologies, we conducted works to enhance cybersecurity at the Galván Plant and the Cerri Complex. Besides, in the field of safety we conducted works on the firefighting systems, of which it is worth mentioning the new firefighting central for the Cerri Complex storage, the new firefighting devices for the Langmar plant and the technological upgrading of the CO2 tank at the Cryogenic Plant.

Works at Vaca Muerta Facilities

Making headway with the expansion of the Tratayén plant —process developed through projects required to increase our Midstream services offer—, this year we installed two conditioning units with Joule Thompson technology that increase the plant’s conditioning capacity by 7 MMm3/day. We are also executing the installation of two other Propak conditioning turbine expanders modules that in the future may be converted to natural gas processing, each of which will increase conditioning capacity by 6.6 MMm3/day.

On the other hand, focused on the growth of the Vaca Muerta system, in 2023 we launched the works required to include auxiliary services such as a new gasoline stabilization plant (the third for this facility), the expansion facilities for natural gas inflows and outflows as well as the purchase of new land.

As mentioned above, we completed the expansion of the Northern Vaca Muerta pipeline from Los Toldos to the Trapial field with a duct of a 32 km length and a nominal diameter of 30 inches.

Lastly, we also participated in works for third parties, putting into service several facilities such as the Vista and Tecpetrol links to the Vaca Muerta Pipeline System.

6. Environment, Social and Governance Matters

We commit to running our businesses and operating our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations, prioritizing our service quality, pollution prevention and our staff and contractors’ safety and health through the continuous improvement of our management system’s efficiency.

With that in mind, in 2023 we kept working on our Environmental, Social, Governance Plan (the “ESG Plan”), prioritizing these three main topics and action lines that will drive our purpose on this matter. This year we carried out an overall diagnosis of our ESG management and its gap with international standards (GRI, SASB, NIIF) in order to set the guidelines to manage sustainability. In terms of environmental management, we obtained a very good score of 2.3 points based on the desired result of 3.

Driven by our mission and focusing on the role we seek to play in the communities where we develop our businesses, the general goals of our ESG plan are:

ENVIRONMENT	SOCIAL	GOVERNANCE

•Mitigation and adaptation to climate change, favoring access to the financial market

•Proactive environmental leadership that enables us to anticipate to context needs

•Circular economy as production and consumption model for our operations

	•Contribution to people’s health and safety and development of the communities where we operate •Generation of career development opportunities.	•Development of transparency and ethical behavior, protecting our investors and the general public. •Building of dialogue with our stakeholder groups

6-a) ENVIRONMENT

In 2023 we worked on our strategic environmental plan (2022 – 2026), which links the environment to all phases of business processes, from strategic decision-making to risk and opportunities management, planning, design and execution of activities. The plan comprises the following strategic axes, plans and action programs:

1.Mitigation and adaptation to climate change

Our strategic environmental plan outlines a 50% reduction goal for our methane emissions for the year 2030 (departing from emissions recorded in the year 2021).

Towards that goal, we launched a comprehensive emissions action plan, including investments, improvements and good practices required to fulfil it. The plan included the following actions:

➢Enhance our emissions inventory: we conducted a gap analysis of our inventory against ISO 14064-1 standard (Carbon Footprint Management System). We also made progress in quantifying leakages. To such end, we created a data base with the points detected in 2022 and 2023. We also carried out quantification tests to know the measurement method. At present, we are assessing several proposals for leakage detection with existing innovating technology.

We also made progress in Scope 3 emissions recording into our emissions inventory (emissions derived from our supply chain and that are not under our control). To this purpose, we identified all possible sources of indirect emissions and then weighted them under criteria selected to determine a gradual  integration.

➢Implementation of a technology for monitoring those contributions not detected so far, in order to include them in the preventive maintenance program.

➢We carry out tasks for the identification and elimination of currents that contribute gases to flare burning in normal operations conditions at the Cerri Complex and Midstream segment plants.

➢We communicated the good practices work programs that may contribute to the reduction of emissions and energy efficiency.

➢We developed a five-year investment plan to introduce technology and equipment that can reduce emissions.

➢We systematized the analysis of our projects and improvements’ impact on the emissions inventory to ensure that from the beginning they meet the criteria outlined by our emissions reductions’ strategy.

Source: Our own elaboration with internal data

Methane Emissions
15.6% pipeline maintenance
Pipelines operations and scraper passing
9.6 % Failures
Mechanic, electrical, electronic plant and pipeline failures
1.5% Instruments
1.5% Start-up
Start-up of new facilities
1.0 % Programming
Service stoppages due to service demands
0.4% Plant maintenance
0.2% Other causes
0.3% Regular venting
Separators purge, MMGG startup, emergency tests
69.9% Seals
Dry and wet seals
Year 2023
Total Methane Emissions: 957,662 Tn CO2 eq.

Source: Our own elaboration with internal data

We are in the process of contracting a survey of the physical risks related to climate change throughout the whole company, using scenario analysis tools (modelled) with historical weather data, in line with standards applicable on this matter.

On the topic of energy, in 2023, we devised the energy matrix based on which we will outline our energy efficiency goal. In 2024 we will proceed to implement the Energy Management System in accordance with Standard ISO 50001.

To further mitigate and adapt to the climate change, we also worked on foresting actions and biodiversity care, underlining our commitment to these matters. To such end, we presented 3 axes:

•Foresting Policy: pursuing the mitigation of greenhouse gas effects and to favor ecosystems,  this policy sets out the guidelines for the recovery and protection of the forest existing at our facilities.

•Sustainable and Aware Foresting Plan: derived from our foresting policy, we conduct a diagnosis and inventory of the species existing at each facility and define our foresting or reforesting plan.

•Biodiversity: by means of this analysis we seek to identify protected areas and species of preservation value existing in the provinces reached by our businesses, in order to monitor them and promote the preservation of natural ecosystems in the sites where we conduct our operations.

2. Proactive environmental leadership

We have followed up the work of facilities leaders so that they continue deepening their roles in environmental management. Besides, we conducted training activities on the environmental strategic plan, to communicate it and drive action.

As every year, we conducted environmental awareness programs that relate to special environmental celebrations or events, which included talks on topics of interest, trivia and information on several undertaken initiatives.

On our tgs CAMPUS, environmental training material is available for our whole staff.

We conducted a cycle of talks, within the framework of the World Environment Day (June 5), in which renowned specialists talked about the four selected topics:

•Climate change effects on business management.

•Foresting ecosystem services.

•The importance of water management or water footprint.

•Energy efficiency, energy transition and renewable energies.

It was an opportunity to learn and deepen our knowledge on such topics and also to provide an update on how we have addressed them at tgs. The talks were attended by 600 people and videos of such training days were uploaded at the tgs CAMPUS for anyone who wants to see them.

In 2023 we set out to devise the basis and conditions to outline an Excellence Program for all our facilities, to be launched in 2024. This program will seek to acknowledge tgs facilities that carry out their environmental management with leadership.

3. Circular processes and consumption

Water management

We continue driving our goal defined in our ESG Plan, through which by the year 2025 we set out to recover 80% of sewage effluents for irrigation. This year we made progress through the implementation of biodigesters at Río Negro facilities, replacing the existing absorbing pits.

We are moving forward towards the quantification of our direct water footprint to achieve a more efficient management of this limited natural resource. This indicator is a first step in the achievement of efficient improvements in water management and awareness of our water consumption and use.

Waste Management

The goal outlined in our ESG Strategic plan is to achieve a recycling rate over 50% by 2026, which drove us to carry out several actions to minimize generated waste.  We conducted several awareness campaigns and training activities that encouraged steps towards a paperless office, reduction of plastic items of only one use, hiring of new waste operators, disposal of electric devices in disuse, among others.

6-b) SOCIAL

HUMAN CAPITAL

We closed a growth and expansion year that witnessed great achievements and brought us many acknowledgements. Our talent attraction strategy is based on positioning tgs brand both in the oil & gas industry and other markets, seeking to attract the best talent. This year we added further and renewed proposals of agreements with universities and participation in exhibitions and employment fairs in our country.

Driven by our purpose of developing a sustainable business, we place a strong focus on our neighboring communities, generating local employment. To that end, we participated in supervised professional practices for high schools, aiming at strengthening the bond between companies and educational institutions. We also conduct employability workshops that target the students of the last years of technical schools in the provinces of Buenos Aires and Neuquén, to provide them with tools to get higher quality jobs.

We play a leading role in our country economic growth and we know our people are key to our success.

We develop a healthy and challenging work environment and we watch over the integral wellbeing of our people. We have been one of the greatest places to work in Argentina for over 10 years, as certified by the global firm Great Place to Work.

This year, we also implemented our On-Boarding Process, which facilitates learning about tgs business in a quick and effective manner and also addresses the key issues that every employee needs to know during his/her first stage at the company. Our brand grows both in-company and externally. The adoption of good practices in our onboarding process not only promotes the early adjustment to our organizational culture, but also improves insight into our organization and strengthens our identity as employers.

In a fast-paced and challenging rhythm, we have been able to close 119 selection processes, including new employees’ recruitment as well as internal promotions opportunities.

This year we reactivated our Ambassadors Program, the aim of which is to build a network of transforming agents who can communicate the desired culture to fulfil our dream. This team undertakes initiatives that make them leaders in tgs culture and communication, representing our values and the cornerstones of an open, dynamic and cooperative management.

Learning at tgs

We are proud of our achievements. The learning process acts as leverage to our strategy and is a key factor to develop knowledge and organizational capacities. For this reason, we decided to go far beyond designing a simple online courses platform and thus gave birth to tgs Campus, our learning ecosystem. tgs Campus has been distinguished by a special mention by the IAPG, as an outstanding Human Resources innovation and practice.

Growing and leading at tgs

At tgs we promote the culture of empowerment, in which every person plays the leading role in his/her own performance.  Through a cycle of planning, follow-up and assessment, each worker proposes objectives aligned to the business management, plans his/her own continuous improvement, assesses his/her own results and conduct and thinks along with his/her supervisors about his/her  learning. Thus, performance processes provide information for the decision-making with respect to learning, development and compensation.

Likewise, we set up Talent Committees to survey our workers’ current and projected capacity and assess their potential to take on positions of greater complexity in the future. Thanks to this process and through a detailed analysis of competences, we identify the potential leaders of the organization, manage talent and conduct a strategic planning regarding the needs of work teams and our business. This facilitates decision-making on the topic of promotions, transfers, turnovers, project team and replacement charts.

The result of this work provides us with talent matrixes for all the departments and complete sustainability maps for leadership positions in our company.

With our eyes set on future development, we have hired Young Professionals in the sixth edition of the program named after them. This initiative undoubtedly inspires us to think of the leaders of our tgs dream, adding new energies and profiles, challenging us to achieve a high-level performance.

We have devised several programs that aim at identifying organizational performances in line with our target organizational culture. In this sense, the programs “+Energy” and “Plus!” continued throughout the 2023.

Number of workers as of December 31, 2023

     Workers breakdown by gender

Diversity and inclusion:

Changes in the social context gave rise to the need of addressing diversity, inclusion and free of violence spaces.

This year we set up the Committee of Diversity and Inclusion, which raised awareness of the topic throughout the whole organization. We started with the design of an activity under the framework of Women’s Month and later a parenting workshop. After that, we conducted two awareness meetings on topics related to diversity, inclusion, violence, discrimination and harassment at the workplace with the participation of our Management Committee, Human Resources and Institutional Relations. These are clear steps towards organizational changes leading to actual inclusion.

This approach to diversity and inclusion started with an overall diagnosis conducted in the year 2022, along with an action plan focused on the development of inclusive spaces, free from violence.

As we have outlined in our ESG Plan, we keep performing actions that turn us into a more diverse company. For instance, we have promoted women to positions commonly held by men as shift supervisors, gas dispatch operators, plant leaders and truck load operators. On the other hand, we are in the process of developing the protocols for dealing with cases of violence and harassment.

Relations with Unions

Our 2023 calendar was busy with meetings with union representatives. Whereas we had initially foreseen quarterly meetings, given our country’s inflationary context in the second half of the year we were forced to hold monthly collective bargaining negotiations meetings. Outstanding goodwill from both parties —the company and union representatives— allowed talks to be channeled into an appropriate framework in which salaries were collectively agreed in a satisfactory manner for both parties, preventing direct action measures.

Thus, this year, we entered conventional and collective bargaining agreements which were submitted before the Ministry of Work and Social Security for their respective approvals.

Occupational Health

Taking care of the safety and health of our people is one of the cornerstones of our performance.  As a prevention initiative, we conducted several activities to increase labor accidents awareness and prevention, focusing on accidents related to upper limbs as they accounted for 38% of recorded labor accidents over the last 20 years.

Whereas we are aware that our tasks are conducted in a natural environment that in certain circumstances may entail a threat to the health and safety of our people, we always bear in mind our goal to preserve and respect the environment. Therefore, along with the Malbrán Institute we coordinated actions that allow us to raise awareness on the importance and management of accidents produced by poisonous animals through training conducted either onsite or online.

Another 2023 outstanding initiative has been the recording of health checkups and controls for our own employees or contractors’ staff. Thanks to this tool and its follow-up, occupational health has gained further control over and scope of action to improve the health of both our personnel and our contractors’ staff.

We have increased the functionalities of our internal health self-management tool. This year we added the function “aptitude for the role”, which updates personnel information whenever health checkups are conducted at the different facilities. Besides helping us to manage the health of each worker, this tool generates personalized recommendations and allows us to assess if our workers are fit to perform tasks such as: driving heavy or light vehicles, height jobs, confined spaces or perform as brigade volunteers.

We inaugurated a new space at the Galván Plant to perform preventive health checkups to hazardous loads drivers, targeting all the drivers who daily load products at such facility. This measure allows us to make progress in accidents prevention and in the detection of any anomaly that may impact on their health.

We launched the new Wellbeing Program, which addresses psychological factors and career transition issues, including health aspects that impact on the wellbeing of our people.

“+Energy Program”

In the year 2019 we created the acknowledgement program known as “+Energy”, which underlines and acknowledges the achievements of our workers who transmit tgs culture through their individual, teamwork and/or their commitment with the organization. Throughout this year, we have acknowledged:

692

workers for their outstanding actions

250

for their participation in teams

93

acknowledgements to track record in the Company

Benefits program

We offer an outstanding and very competitive benefits package: “Plus!”, designed to address the needs of all our staff. Organized by segment, the program offers creative and specific options that consider family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage.

SAFETY AND HEALTH

Safety is one of the values that stands out in our performance. Focused on prevention and risk minimization, we strive to generate commitment to a self-care culture in safety. We understand Occupational Safety and Health as a consequence of the engagement of all the persons who are part of our company and interact with us, so its scope reaches our own staff, third parties’ personnel, suppliers and the community on the whole.

Aware of the relevance of our workers’ safety and health, in 2022 we prepared our Health and Safety Strategic Plan approved by the Management Committee. It is made up of three strategic axes:

✓Preventive Leadership Culture for an Interdependent Organization

✓Risk-based industrial processes for high reliability facilities

✓An organization prepared for contingencies, focused on loss minimization

This plan is of mandatory compliance at all organization levels: processes, stakeholders and workers. It seeks to achieve a high degree of commitment to obligations related to safe and healthy work conditions throughout the whole production chain, by means of activities of prevention, identification, assessment and control of labor risks. The ultimate purpose of the plan is to avoid incidents, professional illnesses and situations that affect service quality and response to emergencies.

We also take care of labor hygiene by means of several programs whose main goals are to identify, assess and control physical, chemical and biological risk agents of a labor origin. To that end, in 2023 we increased our investment in equipment and measurement instruments in terms of Safety and Health.

SAC Culture program as value

The program Safety, Environment and Quality Culture (SEQ or “SAC”, for its acronym in Spanish) as Value is a key cornerstone within our Labor Risk Prevention Programs. This initiative is part of the axis “Preventive Leadership Culture for an Interdependent Organization” within tgs’ Health and Safety Strategic Plan.  This axis seeks to consolidate good practices in terms of safety and health that can improve our performance. In this line, we have a platform on health and safety at work for our employees, raising awareness in the area and boosting commitment to it. Among these training programs, we may mention Safe and Sustainable Vehicles Driving Program and Brigade Volunteers Training Program.

The scope of our commitment to safety and health reaches our contractors. Therefore, we implemented initiatives such as the standardization of health and safety requirements, an interactive training system and the creation of an assessment matrix. We have also strengthened communication through regular meetings and we have introduced updates, such as a work permits system. Our strategy aims at compliance with safety standards, continuous improvement and adaptation to current technologies, showing our commitment to safety, quality and sustainability in projects with the engagement of third parties.

Quality Management System

The Safety, Health, Environment and Quality Policy outlines the commitment of the Management on these matters. It is the reference on which the Integrated Management System is based (SGI) in accordance with ISO 45001:2018, ISO 14001:2015 and ISO 9001:2015 and is aligned to the organizational dream or challenge and the desired culture.

The Policy is posted at the company website: https://www.tgs.com.ar/our-company/environment. tgs has Environment, Safety and Quality Strategic Plans to ensure the fulfilment of commitments undertaken in the Safety, Health, Environment and Quality Policy.

At tgs, we carry out our processes in accordance with the following principles:

•Context and stakeholders’ due diligence to determine and address emerging risks and opportunities.

•Identification of hazards and risk control to prevent injuries and provide safe and healthy work conditions.

•Environmental protection, including pollution prevention and minimization of environmental impacts derived from our activities.

•Fulfilment of our clients’ needs and expectations, prioritizing the quality of our products and services, competitiveness and profitability.

•Compliance with legal and other requirements.

•Clear and transparent communication that facilitates channels for queries and the participation of all workers at all company levels.

•Culture of achievement, through the management of goals and indicators.

•Development and growth of our employees, promoting improvement in their competences and raising of their awareness.

In 2023, we successfully passed the Maintenance Audit of ISO 14001:2015 / ISO 9001:2015 and ISO 45001:2018.

Besides, we formed a group of candidates to enlarge the internal auditors pool in accordance with ISO Standards, for which we conducted an assessment and equalization of behaviors based on the personal profile. Several of these auditors have already started their participation in the internal audits’ programs of the year 2023.

SUSTAINABILITY MANAGEMENT

Our Sustainability Policy strengthens our operative system reliability, focusing on three cornerstones:  environment, social and corporate governance. It seeks to generate socioeconomic value in the mid and long-term for the communities where our facilities are located, far beyond meeting mandatory regulations,

Our social investment programs strategy and development follow the guidelines of the United Nations 2030 Agenda. Through a thorough work we selected 9 of the 17 Sustainable Development Goals (SDG) considered priority for our company, to be able to focus and empower our efforts to contribute to specific goals.

Towards SDG N° 4 related to Quality Education, we leveraged the following programs:

“Learn a Trade Program in Bahía Blanca and Neuquén”: This program has been conducted since 2007 in cooperation with La Piedad Technical Institute (“ITLP”, according to its acronym in Spanish). Its aim is to impart training in trades to unemployed young people, empowering them through the acquisition of skills. It was expanded to Neuquén with the cooperation of the San José Obrero School. It offers courses of carpentry, 3d printing, metal mechanic and basic welding.

“Schools Infrastructure Improvement” Program: Started in 2018, this program aims at improving public educational institutions to increase graduation rates, reduce grade repetition and school drop-out and strengthen socio-emotional skills. We cooperate with government authorities and— after works are conducted— we impart awareness workshops to generate a sense of belonging among students. The program aims at strengthening educational quality and the local community.

Scholarship program – ( “Support me”): This scholarship program, driven by tgs, is operated at the San José Obrero school in Neuquén. Its objective is to increase opportunities for young people in vulnerability  contexts. Scholarships comprise specialized areas such as Industrial Mechanics, Electricity, Carpentry and more. The equitable distribution of scholarships between genders shows our commitment to give a significant boost to education and the development of talented young people.

Support in Education: For the 15º consecutive year, tgs cooperates with the Cruzada Patagónica to provide people from isolated rural communities with access to education. It seeks to benefit over 370 students in agrotechnical secondary studies, providing them with free housing accommodations near their educational sites.

One of our educational programs has been acknowledged by the Argentine Business Council for Sustainable Development (“CEADS”, according to its acronym in Spanish) within the initiative known as “Connecting Companies with SDGs”, where we have presented actions that contribute specifically and mainly to the SDG N°4 as well as to the SDG N° 8: Decent work and economic growth. The Women in Circle Program, endorsed an active commitment to gender equality in the community development. To fulfil it, an alliance was established with the foundation Fundación Estudios Patagónicos  and we imparted two trade training activities for which we sought a majority participation of women.

Another initiative that—as Women in Circle— integrates education and work is the program translated as “More work, less recidivism”, through which people deprived from their freedom can get access to training in trades, seeking to reduce their levels of recidivism through work opportunities. Thus, decent work is promoted, and training opportunities are offered through projects aiming at the responsible use of natural resources, boosting innovation and entrepreneur spirit, solidarity actions and social responsibility.

Social Investment Programs represent what we consider proper involvement with the community where we are present, to generate a positive impact on the people who live in the vicinities. We broaden our look to integrate new approaches, such as development in culture, sports and personal and socio-economic aspects.

The After-Match Program – Sports downtown, is focused on girls and boys and on the practice of sports to relate, meet, generate and develop good values. Since this year, we are cooperating with DUBA (United Disabled People from Bahía), an institution that strives to include people with disabilities in the practice of several adapted sports, helping them to better themselves, increase their self-esteem, improve their self-appraisal and integrate them to society.

Committed to safety in the community, we executed several communication actions within the framework of Damage Prevention Programs, with the aim of preventing incidents at natural gas facilities and pipelines. Actions included training at town halls and mainly the “Door to Door” contact with neighbors who live in the areas next to the pipelines to provide information and ensure prevention.

In June we presented the 12° edition of the ESG Report, presenting GRI and SASB indicators, thus renewing once again our commitment to the Global Compact Principles. The 2022 ESG Report was acknowledged and prized at the Eikon Prizes and at the Social Ecumenic Forum.

In December a strong storm hit the city of Bahía Blanca and brought severe damage throughout the whole city, destroying houses, schools, clubs, parks and squares. As a company that has been part of such community for over 30 years, we offered to make a contribution that allows the city to start repairing the material damage. We thus donated 64 tons of plate and sheet and we engaged in repair works at 6 schools, some of which we had already supported some years before and others that are close to our plants.

Lastly, it is worth mentioning that through our Foundation, in 2023 we supported different non-profit organization projects, fire brigades, hospitals, indigenous communities, etc.

6-c) GOVERNANCE

Corporate

Our ethical and transparent performance is one of our main cornerstones, so we permanently strive to implement the best Corporate Governance practices, in line with market international trends and local and foreign regulations in force, to protect and maintain our investors and the community on the whole and to foster transparency in our actions. Over the last years, the legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries. Since then, Corporate Governance has become of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange before the eyes of their investors and the community on the whole.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. tgs Bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law, the Board of Directors shall meet at least once every three months.

On December 18, 2019, tgs’ Board of Directors approved its internal rules of operations, which include guidelines for the diligent fulfillment of its duties. The Board of Directors currently in office was appointed by the Ordinary, Extraordinary and Special Shareholders Meetings dated April 19, 2023 (“Shareholders Meeting 2023") and its distribution of roles and responsibilities was also decided on the meeting held on the same date. It shall be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2023.

On November 30, 2023, Messrs. Ignacio Amigorena and Lucas Gobbo, both Regular Members of the Board appointed by the 2023 Shareholders Meeting, communicated to the Company their resignation from their positions, in both cases on personal grounds, being effective as from

November 30, 2023. On December 1, 2023, Mr.  Luis Ángelo Vergara Guarnizo, Alternate Director communicated in a note dated November 30, 2023 his resignation from his position, also on personal grounds, effective as from the same date. On December 21, 2023 the Board of Directors of tgs accepted the mentioned resignations and Mrs. Cindy Signorini took office as Regular Director.

Members of the Management

The members of tgs Management as of the date of the issuance of the present Annual Report are:

Audit Committee

The Audit Committee is our controlling body, set up in accordance with the provisions of Section 284 of Argentine Corporate Law. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Executive Committee

Its role is to ensure an optimal corporate management under the terms of Section 269 of the Argentine Corporate Law. In accordance with the Corporate Bylaws’ provisions, it is made up of by 4 members, who were appointed by the Board of Directors held on April 19, 2023 for the term of one year until the Shareholders Meeting considers the financial statements as of December 31, 2023. The current members are Luis Alberto Fallo, Horacio Jorge Tomás Turri, María Carolina Sigwald and Pablo Viñals Blake.

Audit Committee

In accordance with the Argentine Public Offering Law, companies that offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. The present Audit Committee is as follows:

Corporate Governance Policies

We permanently seek to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company’s value for all our shareholders.

tgs Corporate Governance practices are regulated by applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entities and our bylaws. Besides, as TGS is listed in the Securities and Exchange Commission (“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are also subject to the standards and regulations of both the NYSE and the SEC.

Our corporate governance goals are to ensure:

•Greater transparency in our performance, through the outlining of a culture of integrity and clarity in our business management.

•Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

•Proper allocations of accountability. Clear delineation of the scope of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated into an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

Code of Conduct

It governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the Company. Among other things, it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may generate damage to our Company or allow a person to obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must have full knowledge of and abide by CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud Policy

The Board of Directors of tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set out guidelines that aim at maintaining an adequate balance between the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

In accordance to the Transition Agreement 2023, if tgs should decide on the payment of dividends, it would have to obtain prior approval from ENARGAS and the Ministry of Economy.

Sustainability Policy

It provides the overall guidelines for conveying our Sustainability vision into the development of our strategies and action programs, focused on business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

Anti-Money Laundering Policy

This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all tgs’ directors, statutory auditors and employees.

Policy of Recovery of Compensations Erroneously Awarded to Executive Officers in Financial Information

In 2023, we outlined this policy to meet the standards approved by the USA SEC for companies listed in NYSE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). The mentioned standards aimed at regulating an eventual recovery of compensations (bonds) erroneously awarded (“clawback”) to members of the Management Committee. Our policy was approved by the Board of Directors of tgs on November 6, 2023.

Cybersecurity Policy

The SEC has issued new requirements that seek to regulate the information that companies disclose regarding material cybersecurity incidents as from December 18, 2023. On account of said requirements, at the Board of Directors Meeting held on November 6, 2023 we approved amendments to the Cybersecurity Policy and the Systems Emergency Plan. The policies seek not only to comply with the current regulations on the topic but also to provide transparency in the disclosure and manage cybersecurity incidents more efficiently.

The Board of Directors expressly delegates in the Executive Committee the assessment of the incident materiality and if applicable the reporting of the incident. In order to determine cybersecurity incidents materiality, the following impacts shall be assessed: economic-financial or business, legal or regulatory, company reputation, people safety, quality and rendering of services, environment and /or stakeholders. We also conducted the annual revision of the cybersecurity risks matrix.

tgs Risk Management

One of the pillars of tgs strategic planning is the permanent assessment of the environment, to guarantee the adaptation of the Company to an uncertain context in continuous transformation. Risk management is, in particular, one of the essential tools to fulfil the need to adapt to the environment.

tgs has a Global Risk Management Policy approved by the Board of Directors of the Company. Said Policy establishes a continuous and systematic risk management that ensures treatment of them with effectiveness and efficiency, so as to guarantee an adequate follow-up of all those events that may negatively affect the objectives of the Company. Thus, this Policy develops a framework and a procedure for risk management in the different processes and activities of the Company, outlining criteria for identification, analysis, risk assessment as well as treatment and follow-up of same.

The Policy establishes that the ultimate responsibility falls upon the members of the Management, whereas the responsibility for the implementation, maintenance and improvements corresponds to the Planning and Risk Department.

The Company Management, based on its sustained commitment with risk management, seeks to include it in the organizational culture, integrating it to the usual management of each process.

The Audit Committee performs a regular monitoring of the company risk management, following up the results of the different performed assessments, the issuance of internal regulations, the advance status of undertaken plans and the several new developments on the matter.

Among the risks managed by the Company, we can identify facilities’ risks, projects’ risks, environmental hazards and aspects, fraud risk, risk of corruption with the public sector, cyber security risks and strategic risks. The latter include all those risks whose occurrence may prevent the fulfillment of the Company strategic objectives and are monitored in a direct and permanent manner by the Management, to guarantee an adequate response through timely decision-making.

Thus, the usual process of strategic risk management contemplates that once certain risk has been identified, the existent controls and mitigating factors must be surveyed, weighed and mapped based on impact and likelihood factors. We also determine the “risk appetite” or acceptable level so that —according to the gap between such risk level and the performed assessment—, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.

tgs investments plan is based on risk priority, contemplating among others risks of different natures: operative, environmental, safety, impact on community, non-compliance with requirements, cybersecurity.

In 2023, we kept consolidating processes related to our corporate risk management, seeking to engage all the required areas in order to build a true risk management culture. In this direction, in November 2023, the external Audit conducted to the Integrated Management System under standards ISO 9001:2015, ISO 14001:2015 and ISO 45001:2018, concluded that tgs has a Strategic Quality Plan that contemplates the management of Hazards, Aspects and Risks as goal, which is measurable, controlled, communicated and updated on a regular basis. With reference to thinking based on risk, the activity showed the gathering of risks and opportunities applied to the different organization processes, along with their assessment and linking to the budget process.

Finally, after in 2022 we had defined risk management as a priority in the design of the ESG Strategic Plan, in 2023 we started mapping the main ESG strategic risks. We will deepen this process in 2024, through the analysis of risks and opportunities on ESG management and their impact on our sustainability strategy.

7. Financial Assets

Shareholding Structure as of December 31, 2023

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC and have been listed since November 1994.

tgs has 794,495,283 issued shares, out of which 752,761,058 shares are in circulation. As of December 31, 2023, our treasury stock amounts to 41,734,225 of our own shares, representing 5.25% of our common stock.

Our main shareholders are:

The graph below shows the evolution of tgs price per share in BYMA (Argentine Stock Exchanges and Markets) and the evolution of the price of ADR and their comparison against other market variables:

Price per share evolution comparison

3.500
3.000
2.500
2.000
1.500
1.000
500
-
2018
2019
2020
2021
2022
2023
TGS share variation (BYMA)
TGS ADR variation (NYSE)
S&P Merval Variation in USD
Variation in USD/$

Source: our own elaboration based on market information (BNA, NYSE, BYMA).

Financing sources

2023 (in thousands of Arg. Pesos)
Current Financial debt
Bonds Interests	4,277,626
Bank loans	49,994,730
Financial leases	6,294,385
Total current financial debt	60,567,191
Non-current financial debt:
Bonds: Class 2 -2018 Program	380,225,912
Bank loans	19,933,952
Financial leases	10,921,411
Total non current financial debt	411,081,275
Total financial debt (1)	471,648,466
(1) Net of incurred costs

Corporate Bonds

Our Corporate Bonds have been issued under the Global Bonds Program authorized by the CNV. On October 1, 2023, we were granted CNV’s approval for the expansion of said program up to an amount of US$ 2,000 million and the extension of its maturity to January 3, 2029. The terms of these bonds are as follows:

2018 Bonds
Issued amount	US$ 500,000,000
Outstanding amount	US$ 470,324,000
Interest rate	Annual 6.75%
Issuance price	99.725%
	Maturity date	Original Payable Principal Amount Percentage
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 each year.

Financial Leases

It corresponds to the financial source obtained to fund the acquisition of assets belonging to the treatment and compression plant located in the area of Río Neuquén. Said agreement was entered on August 11, 2016 with Petrobras (presently, Pampa Energía) and consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of 120th  month of the term of the agreement.

In January 2023, entered into a new financial lease for the amount of Ps. 1,799,578. It is denominated in United States dollars and payable in fixed monthly installments until December 2027.

Other Loans

The table below presents a breakdown of bank loans as of December 31, 2023:

Currency	Amount (in thousands)	Average Interest rate	Maturity date
US$	60,162	7.76%	Between January and November 2024
Euros	61	7.00%	May 2024

In March 2023, the controlled company Telcosur obtained an agreement for the extension of the term of the loan for US$ 24 million that had been taken in March 2022. The main terms of said loan are as follows:

Amount in US$	24,000,000
Interest rate	1.5% annual rate
Amortization	January 25, 2025
Interest payment frequency	Upon maturity
Collateral	Fixed-term deposit in foreign currency (1)

(1)Included as “Other financial assets at amortized cost, non-current.”

Our indebtedness’ maturities profile is as follows:

Financial Overview throughout the year 2023

Our main liquidity sources were our operations cash flows, the sale of our temporary investments and loans. Our operations cash flows have been affected over the last years by a deficient natural gas transportation tariff adjustment, particularly in view of the rocketing inflation that struck our economy (for further information see “Tariff Overview” of the present annual report).

As in former years, to mitigate the impact of the fall of international reserves, during 2023 the BCRA adopted measures that restricted the normal operations of the Foreign Exchange Market. These restrictions did not affect the payment of the 2018 Bonds interests, but they did affect payments of imports, which was translated in payment delays and taking of loans.  For further information, see “2. Macroeconomic Scenario - 2.1. Argentine Context”.

Therefore, in 2023, we were compelled to obtain further financing for the amount of US$ 72 million and EUR 0.7 million (whereas same year we cancelled US$ 22 million and EUR 1 million). As of December 31, 2023, our short-term indebtedness with financial entities was at US$ 60 million.

In 2023, the United States dollar exchange rate went up by 356%, from $ 177.16 as of December 31, 2022 to $ 808.45 as of December 31, 2023. On the other hand, prices evolution measured by the CPI rose by 211.4% year-over-year.

Net cash flows applied to investment activities amounted to Ps. Ps. 206,428 million, mainly attributable to higher payments related to the acquisition of PPE given our commitment to the development of Vaca Muerta and financial collocations not considered as funds in accordance with the Accounting Standards IFRS.

Our financial strategy was influenced by the existing restrictions and the macroeconomic conditions that shaped the year 2023. If necessary, tgs has access to short-term financial loans in the domestic market and to Argentine capital markets. For further information, see “Financial Sources”.

In order to preserve the value of dollars in cash, they are invested in low risk and high liquidity financial assets offered by financial institutions with high credit score and in private bonds of first-class Argentine companies. In 2023, we prioritized dollar-linked fund collocations to mitigate the exchange rate risk in our net liabilities in dollars and the impact of inflation on availabilities denominated in Argentine pesos.

The table below presents our fund applications as of December 31, 2023:

12/31/2023
Cash and Banks	2,671
Mutual funds	2,054
Interest-bearing accounts	1,874
Total cash and cash equivalents	6,599
Public bonds	83,787
Private bonds	113,885
Fixed term deposits	212,519
Shares	19,865
Total investments	430,056

tgs financial position is still solid, due to a strong cash generation, a relatively low level of indebtedness and revenues denominated in United States dollars in the segments of Liquids Production and Commercialization and Midstream. However, the situations described above — and the impact of the main macroeconomic variables on the international financial markets —may negatively affect our financial condition and that of our clients’, which might derive into the deterioration of our capacity to generate cash to meet our financial obligations and capital expenditures.

As mentioned above, on October 11, 2023, the CNV approved the expansion of the bonds program to a maximum amount of US$ 2,000 million and the extension of its maturity up to January 3, 2029, which was essential for the refinancing of the 2018 Bonds expiring on May 2025 and the financing of the investment projects that we are currently analyzing both in the domestic and international market —as long as the financing conditions are adequate—.

In the short term, the most significant factors that impact on cash flows generation are: (i) international liquid prices, (ii) liquids production levels (iii) price of natural gas used as PTR, (iv) dollar exchange rate variations, (v) dollar exchange rate and (vi) tariffs of the regulated natural gas transportation segment.

To minimize the negative impact of the exchange rate on our financial indebtedness, tgs adopted a conservative approach. Hence, as of December 31, 2023, 85% of our funds collocations overseas are denominated in United States dollars or adjusted by said variable.

8. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013") and considering Resolutions No. 1,660 and No. 1,903 issued by the ENARGAS.

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., and Pistrelli, Henry Martin y Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2023.

(1) Not covered by Independent Auditors’ Report except for items 8.d., 8.e., 8.f. and 8.h.

8.a. Results of operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2023 (“FY2023” or “2023”) and December 31, 2022 (“FY2022” or “2022”):

Activities of the Company in FY2023 and FY2022

Revenues

Total revenues for FY2023 decreased by Ps. 59,534 million compared to FY2022, mainly as a result of the decrease in revenues from the Production and Commercialization of Liquids and Natural Gas Transportation business segment, an effect that was partially offset by the increase in revenues from the Midstream business segment.

Natural Gas Transportation

During FY2023 revenues from the Natural Gas Transportation business segment accounted for 22% of tgs total revenues (25% for FY2022). 81% of the total revenues corresponded to firm contracted capacity services for both years.

Revenues from the Natural Gas Transportation segment during FY2023 reached Ps. 99,052 million (Ps. 126,567 million in FY2022). The Ps. 27,515 million decrease is due to the lack of tariff adjustment and the negative impact that the evolution of inflation has on tariffs.

On April 27, 2023, ENARGAS by means of Resolution No. 186/2023 approved the tariff charts contemplating a tariff increase of 95%. On April 29, 2023, by means of Decree No. 250/2023, the proposed addendum to the transitory renegotiation agreement (the "2023 Transitory Agreement") approved by the Board of Directors of tgs was ratified, allowing the entry into force of the tariff charts.

Previously, effective March 1, 2022, we received a nominal increase of 60%.

The 2023 Transitory Agreement additionally allows, among other matters and with the prior authorization of the Ministry of Economy, tgs to pay dividends (previously restricted).

For more information regarding the Company's tariff situation, see "4. Businesses in 2023. Natural Gas Transportation", of this Annual Report.

Liquids Production and Commercialization

Revenues from the Liquids Production and Commercialization segment amounted to Ps. 265,413 million in 2023 (Ps. 59,120 million lower than in 2022). This negative effect was mainly due to the fall in international prices and the negative variation in the real foreign exchange rate. These effects were partially offset by the improvement in the price of ethane.

Total volumes sold were practically similar in FY 2023 and 2022, registering an increase in the volumes of ethane sold, an effect that was partially offset by the lower tons shipped, both in the domestic and foreign markets, of propane and butane.

For more information regarding the evolution of the businesses in this business segment during 2023, see “4. Businesses in 2023. Production and Commercialization of Liquids”, of this Annual Report.

Midstream and Telecommunications

Midstream and telecommunications revenues increased by Ps. 27,100 million in 2023 compared to 2022. This increase is due to higher revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta. These effects were partially offset by the negative variation in the real foreign exchange rate.

For more information regarding the evolution of the businesses in this business segment during 2023, see “4. Businesses in 2023. Midstream and Telecommunications”, of this Annual Report.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to FY2023 decreased by Ps. 13,162 million, 3.8% compared to the same period of the previous year. This variation is mainly due to the decrease in the cost of natural gas processed at the Cerri Complex (mainly due to a decrease in the price, measured in constant Argentine pesos), and taxes, fees and contributions (mainly due to a decrease in tax on exports, a drop in prices and turnover tax). These effects were partially offset by an increase in labor costs.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for FY2023 and FY2022:

Other operating results

Other operating results recorded a negative variation of Ps. 521 million mainly due to the recovery of provisions carried out in 2022.

Net financial results

In FY2023, financial results showed a negative variation of Ps. 62,941 million with respect to FY2022. The breakdown of net financial results is as follows:

This negative variation is mainly due to the higher negative net foreign exchange difference after the variation in the exchange rate registered in mid-December 2023.

The selling peso/US dollar ended exchange rate closed at a value of Ps. 808.45 per US dollar as of December 31, 2023, representing an increase of 356% (or Ps. 631.29 per US dollar) compared to the exchange rate observed at the closing of FY2022. As of December 31, 2022, said rate had increased by 72% (or $74.44 for each US dollar) regarding its quote at the closing of the FY2021. The net liability position in US dollars of tgs has been reduced in FY2023.

Likewise, as a consequence of the acceleration of inflation and the net active monetary position, the net monetary position recorded a loss in FY2023, as opposed to the profit recorded during FY2022.

The effects mentioned above were partially offset by the positive variation in results generated by financial assets.

8.b. Liquidity

The Company’s primary sources and application of funds during FY2023 and FY2022 were the following:

Cash Flows provided by operating activities increased by Ps. 79,289 million, mainly due to lower income tax payments and a lower variation in working capital.

Cash flows used in investing activities increased by Ps. 81,194 million mainly driven by higher acquisitions of capital assets within the framework of Midstream projects and financial assets not considered funds according to Accounting Standards IFRS.

Regarding the cash flow provided by investing activities, it amounted to Ps. 24,653 million compared to Ps. 11,292 million for FY2022. This effect was due to the net taking of financial debt carried out during FY2023.

8.c. Fourth quarter 2023 (“4Q2023”) vs Fourth quarter 2022 (“4Q2022”)

The following table presents a summary of the consolidated results of operations for 4Q2023 and 4Q2022:

During 4Q2023, the Company obtained comprehensive loss of Ps. 23,461 million, compared to comprehensive income of Ps. 16,697 million obtained in the same period of 2022.

Total revenues for 4Q2023 decreased Ps. 20,882 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment in 4Q2023 decreased by Ps. 6,493 million, compared to 4Q2022. This negative variation was due to the fact that the tariff increases received effective as of March 1, 2022, of 60% nominal and as of April 29, 2023 of 95% nominal did not manage to offset the negative effect that the variation in the Index Consumer Price Index (“CPI”) had on inflation-adjusted revenues.

For the Liquids Production and Commercialization segment, revenues decreased by Ps. 26,124 million in 4Q2023, mainly as a consequence of the fall in international reference prices, the lower volumes dispatched and the decrease in the exchange rate measured in homogeneous currency.

Regarding the total volumes dispatched from the Cerri Complex, they decreased by 19% or 65,057 tons, highlighting the decrease in exports and the drop in the ethane sold due to the impossibility of PBB Polisur S.R.L. to take the product during the second half of December.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

The Midstream segment reported an increase of Ps. 11,735 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta and midstream.

Cost of sales and administrative and commercialization expenses for 4Q2023 amounted to Ps. 79,554 million (compared to Ps. 92,791 million in 4Q2022), which represented a decrease of Ps. 13,237 million. This variation is mainly due to lower costs of natural gas processed at the Cerri Complex (lower price measured in homogeneous currency and lower consumption due to a decrease in production). This effect was partially offset by higher labor costs and depreciation.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 4Q2023 and 4Q2022:

In 4Q2023, financial results suffered a negative variation of Ps. 63,673 million, compared to those registered in the 2022 period. This variation is mainly due to the higher negative exchange difference and the loss on monetary position, effect of the net active monetary position. These effects were partially offset by the higher results obtained from the change in the fair value of financial assets.

8.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2023, 2022, 2021, 2020 and 2019:

8.e. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the years ended December 31, 2023, 2022, 2021, 2020 and 2019:

8.f. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the years ended December 31, 2023, 2022, 2021, 2020 and 2019:

8.g. Statistical Data (Physical units)

8.h. Comparative Ratios

8.i. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2023	2022	2021	2020	2019
January	830.00	225.00	151.65	104.30	125.85
February	834.55	232.60	138.85	93.15	114.50
March	824.75	262.80	139.10	72.15	114.10
April	1,037.90	262.35	139.35	101.80	90.40
May	1,201.15	282.15	152.20	121.50	116.35
June	1,414.60	260.50	156.65	114.10	124.50
July	1,362.95	349.65	159.05	141.35	137.20
August	1,980.00	393.50	193.25	123.85	94.45
September	1,700.00	462.50	192.00	116.60	107.10
October	1,751.70	536.75	217.30	152.95	121.00
November	2,410.00	645.80	184.55	162.50	91.70
December	2,956.15	811.05	181.10	153.15	108.65

9. Board of Directors’ Proposal regarding the application of Results

The chart below provides a breakdown of our retained earnings as of December 31, 2023 and our proposal for its distribution. Our proposal includes, after the reversal of the Balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by tgs Ordinary Shareholders Meeting dated April 19, 2023, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”. In light of our new businesses outlook and the challenges we are facing in this oncoming fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and and/or (ii) the payment of future dividends subject to the financial condition of the Company and the macroenconomic variables and/or (iii) the buyback of shares within the plan approved by the Board of Directors of the Company.  The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of subsections c) and e) of item 11, section 3, Chapter III Title IV of the CNV Standards (N.T. 2013), which with reference to treasury stock, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

In thousands of Argentine pesos as of December 31,2023
Reserve for future investments, buyback of our own shares and/or payment of dividends	473,265,402
2023 Net Income	23,517,458
Total	496,782,860

Proposal:

Total reversal of reserves for future investments, buyback of our own shares and or payment of dividends

Increase in legal reserve

Creation of a reserve for future investments, buyback of our own shares and or payment of dividends

473,265,402 1,175,873 495,606,987

Autonomous City of Buenos Aires, March 4, 2024.

          Luis Fallo

          Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Fallo

Chairman of the Board of Directors

1

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

Notes	2023	2022
ASSETS			
Non-current assets			
Property, plant and equipment	12	992,908,809	917,031,971
Investments in associates	9	450,732	481,131
Financial assets measured at amortised cost	8.m.	107,191,030	125,068,419
Deferred tax assets	14	-	85,357
Other receivables	8.a.	35,993	46,397
Total non-current assets		**1,100,586,564**	**1,042,713,275**
Current assets			
Other receivables	8.a.	37,249,578	50,375,287
Inventories		7,669,277	5,709,799
Trade receivables	8.b.	50,801,464	52,750,259
Contract assets		19,922	74,872
Financial assets measured at amortised cost	8.m.	105,327,557	4,478
Financial assets at fair value through profit or loss	8.n.	217,537,319	122,350,911
Cash and cash equivalents	8.c.	6,599,199	9,307,806
Total current assets		**425,204,316**	**240,573,412**
Total assets		**1,525,790,880**	**1,283,286,687**
EQUITY			
Common stock		339,147,622	339,147,622
Treasury shares		18,802,759	18,802,759
Cost of acquisition of treasury shares		(34,019,849)	(34,019,849)
Additional paid-up capital		(9,868,857)	(9,868,857)
Legal reserve		44,829,443	39,797,439
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		473,265,402	377,657,337
Accumulated retained earnings		23,517,458	100,640,069
Non-controlling interests		916	342
Total equity		**855,674,894**	**832,156,862**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	84,584,236	66,168,914
Taxes payables	8.f.	94,120	44,485
Contract liabilities	8.d.	54,811,939	36,488,917
Loans	13	411,081,275	282,428,472
Total non-current liabilities		**550,571,570**	**385,130,788**
Current liabilities			
Provisions	15	2,474,614	5,711,509
Contract liabilities	8.d.	4,516,724	3,255,624
Other payables	8.e.	74,374	892,354
Taxes payables	8.f.	2,538,114	2,941,856
Income tax payable		1,424,919	25,794
Payroll and social security taxes payable	8.o.	6,225,282	8,189,489
Loans	13	60,567,191	12,206,959
Trade payables	8.g.	41,723,198	32,775,452
Total current liabilities		**119,544,416**	**65,999,037**
Total liabilities		**670,115,986**	**451,129,825**
Total equity and liabilities		**1,525,790,880**	**1,283,286,687**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Fallo

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Social Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

CIESA is under joint control of: Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2023:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

General framework

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

2023 was a year in which the Argentine economy went through high levels of volatility and uncertainty. On the one hand, at the beginning of the year there was a record drought that implied a drop of approximately US$ 20,000 million in the liquidation of foreign currency by the agro-export sector, negatively impacting not only the accounts of the Argentina Central Bank (“BCRA”) but also in tax collection. Additionally, as in any election year, political uncertainty has also generated deep macroeconomic imbalances.

This situation led the administration of former President Alberto Fernández to adopt various measures including, among others: (i) the issuance of new exchange restrictions, (ii) the establishment of the Tax for an Inclusive and Solidarity Argentina (“PAIS” according to its initials in Spanish), applicable to the acquisitions by Argentine residents of foreign currency intended for the purchase of certain goods and services from abroad, and other taxes in order to reduce the fiscal deficit and (iii) the freezing of certain internal prices.

The low level of reserves in the BCRA has led the national government to restrict access to the Free and Single Exchange Market (“MULC” according to its initials in Spanish) in order to contain the demand for dollars and the flight of foreign currency, which means for the

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

company a restriction when operating their businesses. These restrictions involved the implementation of an import payment control system subject to a series of limits determined by the Ministry of Commerce and the Federal Administration of Public Revenues (“AFIP” according to its initials in Spanish).

On October 22, 2023, the general elections were held in Argentina. The result yielded a new conformation of Congress as of December 10, 2023 (in a minority for the president-elect). On November 19, 2023, the runoff election was held, in which the opposition candidate for “La Libertad Avanza” political party, Javier Milei, was elected president.

After taking office, the current administration launched a package of emergency measures aimed at relaxing controls and deregulating the economy, with the main objective of reducing the fiscal deficit. Among the main measures adopted we can mention:

•Announcement of an economic plan centered on the review of fiscal, exchange and monetary policy in which, among other issues: (i) a sharp cut in public spending is shown along with an increase in certain taxes, (ii) the price of the US dollar was raised against the Argentine peso from $/US$ 350 to $/US$ 800 and a monthly devaluation of 2%, (iii) reduction of energy and transportation subsidies and (iv) limits the monetary issue and modifies the Treasury financing program in order to reduce the BCRA's liabilities.

•Issuance of the Decree of Necessity and Urgency (DNU) No. 70/2023 - “Bases for the Reconstruction of the Argentine Economy” that declares the public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social matters until on December 31, 2025. This decree promotes economic deregulation and the insertion of Argentina in world trade through the adoption of international standards for the trade of goods and services.

•On December 27, 2023, the National Executive Branch sent the Draft Law of Bases and Starting Points for the Freedom of Argentines (the “Omnibus Law”) for consideration by the National Congress. On February 3, 2024, this law obtained half a sanction from the Chamber of Deputies. On February 6, 2024, the government was forced to return the Omnibus Law to committees in the middle of the article-by-article vote on the law, when seven of the first thirteen points put up for consideration did not gather the necessary number of votes. for your approval. In this way, the bill will return to committees with its original wording and must be debated from the beginning again. As of the date of issuance of these Consolidated Financial Statements, it is not possible to predict the impact that the Omnibus Law may have on our financial situation, equity and results of operations.

Among the main macroeconomic variables of 2023, we can mention:

•GDP drop in the third quarter of 2023 (latest information available) by 0.8%;

•accumulated increase of 211.4% in the CPI.

•increase to 40.2% in the poverty rate.

•increase in the official exchange rate (BNA selling rate) to $808.45 per US dollar (with the gap with the “counted with settlement” dollar during much of the year being approximately 125% and as of December 31, 2023, 20%).

•A fiscal deficit equivalent to 3% of GDP.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Restrictions on the MULC

BCRA regulations

The low level of reserves in the BCRA has led the national government to maintain very restrictive exchange controls for the purchase of foreign currency in the MULC for much of the year.

In order to regulate access to the MULC in order to contain the demand for dollars, the BCRA established a series of requirements that require the request for prior authorization from the BCRA for certain transactions, among them are the following:

•Payment of dividends to non-residents;

•Payment of imports of certain goods from abroad or cancellation of debts arising from their importation, except for some exceptions expressly provided for in the applicable regulations;

•The formation of external assets; and

•The payment of financial loans to non-residents.

All of these measures have been intensifying since April 2020, including measures linked to the trading of stock assets by companies.

Effective as of December 13, 2023, the BCRA issued Communication “A” 7917 in which a series of modifications are established for the purposes of access to the MULC. Between them:

•The payment systems for imports of goods and services (known as “SIRA” and “SIRASE” declarations) and the need to validate transactions in the “Single Foreign Trade Current Account” computer system are eliminated.

•For new debts for imports, access to the MULC may be granted, without the need for prior approval from the BCRA, to make deferred payments for new imports of goods with customs entry registration according to the schedule established by type of goods.

•Regarding the debt prior to December 12, 2023, the AFIP and the BCRA regulated the use of “BOPREAL” (acronym in Spanish for Bond for the Reconstruction of a Free Argentina). The purpose of this bond is to pay off the importers' debts, for which they had to previously register in a registry enabled for such purpose at the AFIP.

For more information about Argentina's exchange rate policies you can visit the Central Bank website: www.bcra.gov.ar.

Tax regulations

Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (B.O. 12/23/2019) and its modifications created the so-called PAIS Tax, which established a tax applicable to acquisitions by Argentine residents of currency foreign currency intended for the purchase of certain goods and services from abroad.

On July 24, 2023, Decree No. 377/23 was issued, later modified by Decree No. 29/2023 (effective as of December 13, 2023), by which it extends the PAIS Tax to the following operations:

•The acquisition abroad of personal, cultural and recreational services (does not include educational teaching). 30% rate.

•Importation of luxury goods. 30% rate.

•The acquisition abroad of services included in the decree (technical, legal, accounting, managerial services, business services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others). 25% rate.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•The acquisition abroad of freight services and other transportation services for import or export operations of goods. Rate of 17.5% (previously 7.5%).

•The import of merchandise, with the exception of goods linked to energy generation whose scope has not yet been regulated. Rate of 17.5% (previously 7.5%).

Said decree was regulated on July 25, 2023 by General Resolution No. 5,393/23 of the AFIP in which, among other issues, the entry of a payment on account of the PAIS Tax is provided for in the case of acquisition of goods from the 95% of the total final tax to be paid. Said payment on account must be entered by the importer at the time of officialization of the import destination. The balance for the remaining 5% PAIS tax must be paid at the time of accessing the MULC at the time of payment abroad, with the intervening bank acting as collection and settlement agent.

Export settlement

On October 3, 2023, the Ministry of Energy issued Resolution No. 808/2023, through which exports of commercialized products are included within the Export Increase Program created by Decree No. 576/22. by the Society.

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023.

Subsequently, through Decree No. 28/2023, the proportion mentioned above was modified, and currently 80% of the value of its exports must be imported into the country in foreign currency. The remaining 20% may be settled in pesos through the purchase of negotiable securities, the validity of the rule not being specified.

The context of volatility and uncertainty continues as of the date of issuance of these consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, could eventually affect the results of operations, financial and equity situation of the Company.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

The Company's financial statements must be read in light of these circumstances.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements for the years ended December 31, 2023 and 2022 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A.U. (“CTG”) its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

These Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on March 4, 2024.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International

Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the Accounting Standards“IFRS”.

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of Accounting Standards IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with Accounting Standards IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c).

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2023 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2023 and that have not had an impact on the Company’s consolidated financial statements are the following:

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application.

This amendment did not have a significant impact on the Company´s consolidated financial statements.

IAS 12: “Income tax”

IAS 12 – Income Tax specifies how an entity accounts for income tax, including deferred tax,

which represents tax to be paid or recovered in future periods.

The amendments clarify that the exemption defined in the standard to recognize deferred taxes when assets or liabilities are recognized for the first time is not applicable in the case of leases and provisions for decommissioning.

The amendments are effective for annual reporting periods beginning on or after January 1,

2023 and early application is permitted.

This amendment did not have a significant impact on the Company´s consolidated financial statements.

IAS 8: “Accounting Policies, Changes in Accounting Estimates and Errors”

In February 2021, the IASB issued amendments to IAS 8, introducing a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

The amendments did not have a significant impact on the Company´s consolidated financial statements.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 1: Disclosure of accounting policies – Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and Accounting Standards IFRS Practice Statement 2, Making Materiality, providing guidance and examples to help entities apply disclosure materiality judgments on accounting policies. The purpose of the amendments is to help entities provide information about accounting policies that is more useful, by replacing the requirement that entities disclose their "significant" accounting policies with "material" accounting policies and by adding guidance on how Entities apply the concept of materiality when making decisions about disclosures regarding accounting policies.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

The amendments did not have a significant impact on the Company´s consolidated financial statements.

Amendments to IAS 12 - International Tax Reform – Pillar Two model rules

In December 2021, the Organization for Economic Co-operation and Development (OECD) released the Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’) to reform international corporate taxation. Large multinational enterprises within the scope of the rules are required to calculate their GloBE effective tax rate for each jurisdiction where they operate. They will be liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate.

In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

As of the date of these Financial Statements, the adoption of the aforementioned amendments has not had effects since there is no tax regulatory framework related to that reform in the jurisdictions in which the Company operates.

4.a.2) New Accounting standards IFRS issued that are not yet effective for the year beginning January 1,

2023.

The accounting standards IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2023, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of IFRS and/or its modifications will not be admitted, unless the CNV specifically admits it.

IAS 7 “Statement of cash flows” and Accounting standards IFRS 7 “Financial instruments – Disclosure”

In May 2023, the IASB has issued new reporting requirements on supplier financing arrangements. The modifications include new requirements for qualitative and quantitative

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

information regarding financing agreements with financial providers that allow evaluating the effects of these agreements on liabilities, cash flows and exposure to liquidity risk.

Supplier financing arrangements are those characterized by: (i) a financial provider paying the amount that an entity owes to its commercial supplier and (ii) the entity pays the financial provider, according to the terms of the agreement.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The amendments do not require disclosure of comparative information.

It is expected that the application of said standard will not have a significant impact on the Company´s consolidated financial statements.

IAS 21 “Effects of variations in foreign currency exchange rates” – Absence of Convertibility

On August 15, 2023, the IASB issued the modification to IAS 21 called “Non-Convertibility” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

Once the absence of convertibility between currencies has been identified, the exchange rate must be estimated that represents that which would be obtained in an orderly transaction between market participants and that reflects economic conditions. These modifications do not specify a methodology for estimating the exchange rate to be used, but rather it must be developed by each entity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit/loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2023 and 2022 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

For consolidation purposes for the year ended December 31, 2023, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2023.

On June 29, 2023, TGSLatam Energía S.A. was dissolved, and its dissolution, liquidation and cancellation of registration was registered on July 3, 2023. Therefore, as of December 31, 2023, these financial statements do not contain the consolidation of this company. As of December 31, 2022, the Company has used the financial statements of TGSLatam as of that date.

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2023, of Gas Link S.A. (“Link”) and Transporte y Servicios de Gas en Uruguay SA (“TGU”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2023, of Link and TGU from this date to December 31, 2023.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2023 and 2022:

As of December 31, 2022, the Company additionally considered its 49% interest in EGS, company that was liquidated in March 2023.

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in Accounting standards “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Assets and liabilities and foreign currency transactions are translated into the functional currency using the exchange rate in effect at the close of each year or prevailing at the date of the transaction, as applicable. Foreign exchange gains and losses are recognized in the Statement of Comprehensive Income. The exchange rate applied to monetary transactions and balances in foreign currency corresponds to that of the MULC as quoted by Banco de la Nación Argentina.

Foreign exchange gains and losses resulting from the cancellation of such transactions or from the year-end measurement of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Comprehensive Income.

4.c.3) Associates

The functional currency of the associate company TGU, and the subsidiary company TGSLatam, both located abroad, is the US dollar, because it is the currency in which they substantially generate their income and incur their expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d) Restatement to constant currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2023, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2023 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

15

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 211.40% and 94.79% in the years ended December 31, 2023 and 2022 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2022, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

i.Financial assets subsequently measured at amortised cost, and

ii.Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets measured at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2023 and 2022, the Company has not recognized any financial assets under this category.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2023 and 2022, the Company has not recognized any financial assets under this category.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h).

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are initially recognized at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2023 and 2022, there are no instruments classified in this category.

Financial liabilities measured at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2023 and 2022, all of the Company’s financial liabilities were classified in this category.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with Accounting Standard IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables, contract assets and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

If a devaluation is recognized, the book amount of the asset is reduced through a provision account and the amount of the loss is recognized in the Statement of Comprehensive Income

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

at the time it occurs. If in subsequent periods the amount of the impairment loss decreases, the reverse of the same is also recorded in the Statement of Comprehensive Income.

4.i) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Midstream segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs

21

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that compensates for inflation during the same period. For the years ended December 31, 2023 and 2022, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2023 and 2022, the book value of PPE did not exceed its recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the Accounting Standards IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortised cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortised cost using the effective tax method.

4.n) Income tax and deferred income tax

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2023, and 2022, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

For the purposes of determining the deferred assets and liabilities, the tax rate that is expected to be in effect at the time of their reversal or use has been applied to the identified temporary differences, considering the legal regulations sanctioned on the date of issuance of these financial statements.

On December 29, 2017, the National Executive Branch promulgated Law No. 27,430 (the “Law 27630”) on Tax Reform. It has introduced several changes to the text of the Income Tax Law. Law 27630 establishes a new treatment with the application of the following scale, updated for the years beginning on January 1, 2023, maintaining the 7% rate on dividends.

Accumulated taxable net profit		Will pay $	More than %	On the surplus of $
More than $	to $
$0	$14,301,209	$0	25%	$0
$14,301,209	$143,012,092	$3,575,302	30%	$14,301,209
$143,012,092	On forward	$42,188,567	35%	$143,012,092

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids, and (ii) other liquid services.

25

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the Secretary of Energy based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Midstream

The services included in the Midstream segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the statement of comprehensive income.

4.r) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortised cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

4.s) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d) and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.t) Basic and diluted earnings per share

Earnings per share as of December 31, 2023 and 2022 were calculated as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As of the date of the issuance of these consolidated financial statements, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2023 and 2022 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Company considers each business segment as a CGU.

When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which tgs carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the book value of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use as of December 31, 2023.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: (i) discount rate, (ii) estimates of future tariff adjustments and the recognition of cost adjustments, (iii) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

regarding the transitional tariff increase to be granted until the new RTI is concluded, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The Company has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a)Base scenario: probability of occurrence assigned 50%.

b)Optimistic scenario: probability of occurrence assigned 35%.

c) Pessimistic scenario: probability of occurrence assigned 15%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2023 and 2022, based on the foregoing, the Company has not determined the need to record an additional impairment charge to the one that counts.

As of December 31, 2023, the book value of the PPE related to the Natural Gas Transportation cash-generating unit amounted Ps. 571,160,601.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Non-cash investing and financing activities for the years ended December 31, 2023 and 2022 are presented below:

Note 13 to these consolidated financial statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

Accounting standards IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

As of December 31, 2023, the Company changed the name of the Other Services business segment to Midstream. This modification does not alter the criteria for assigning income, costs, expenses, assets and liabilities adopted in the past or the comparative information presented.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Detailed information on each business segment for the years ended December 31, 2023 and 2022 is disclosed below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

8.a) Other receivables

8.b) Trade receivables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

8.c) Cash and cash equivalents

8.d) Contract Liabilities

During 2023 and 2022 financial years, the Company recognized Ps. 4,086,990 and Ps. 1,463,547, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.e) Other payables

8.f) Taxes payables

8.g) Trade payables

8.h) Revenues

Disaggregation of revenues of goods and services

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information of revenues on each business segment for the years ended December 31, 2023 and 2022 is disclosed below:

➢Natural Gas Transportation:

➢Production and Commercialization of Liquids:

➢Midstream:

8.i) Net cost of sales

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2023 and 2022

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.k) Net financial results

8.l) Other operating results, net

8.m) Financial assets measured at amortised cost

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.n) Financial assets at fair value through profit or loss

8.o) Payroll and social security taxes payable

9.INVESTMENTS IN ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.JOINT ARRANGEMENTS

tgs jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results is the following:

11.SHARE OF (LOSS) / PROFIT FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

42

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following is the composition of the resulting net value of PPE as of December 31, 2023 and 2022:

As of December 31, 2023 and 2022, Property, plant and equipment contains the following assets for right of use:

The depreciations recorded in the years 2023 and 2022 of the right-of-use assets correspond to the following:

The right to use these assets expires in September 2026 and December 2027.

13.LOANS

Short-term and long-term loans as of December 31, 2023 and 2022 comprise the following:

Loans are totally denominated in US dollars.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The activity of the loans as of December 31, 2023, and 2022 is the following:

During the year ended December 31, 2023, the Company incurred new bank debts of Ps. 6,560,137 and import financing for Ps. 19,275,540 and pre-financing of exports for Ps. 9,908,181. Additionally, import financing cancellations were made for Ps. 10,890,826.

The maturities of current and non-current financial debt, net of issuance costs, as of December 31, 2023 are as follows:

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2023, and their present book value:

As of the date of issuance of these Consolidated Financial Statements, the Company and its controlled companies are in compliance with the covenants established in all of their financial debt.

Description of the Company's indebtedness

Class 2 Notes ("2018 Notes")

The Ordinary General Shareholders' Meeting held on April 26, 2017 resolved to increase by up to US$ 700,000,000 (or its equivalent in other currencies) the Global Program of Negotiable Obligations authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, whose amount until the Shareholder´s Meeting was held was US$ 400,000,000 (the "2017 Global Program").

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On May 2, 2018, within the 2017 Global Program framework, the Company proceeded to the issuance of the 2018 Notes according to the following characteristics:

2018 notes
Amount in US$	500,000,000
Interest rate	6.75% anual
Issuance price	99.725%
	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Provision No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the term of the 2017 Program until January 3, 2024.

The Ordinary General Shareholders' Meeting held on August 15, 2019 decided to increase the 2017 Global Program from US$ 700 million to US$ 1,200 million. This increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR#CNV.

On October 11, 2023, CNV approved the extension of the maximum amount of the Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period were approved. of the Program for an additional 5 years from the expiration of the term, with the new expiration of the program being January 3, 2029.

Funds obtained by the Company are applied to:

i.The repurchase of the Class 1 Notes (the "2014 Notes") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. and use the balance of net proceeds to make investments in capital expenditures.

The value of such financial debt is based on its amortized cost calculated as cash flows discounted at an effective rate of 7.088%.

During 2022, the Company repurchased its marketable debt for a nominal value of USD 29.7 million for which it paid Ps. 7,637,322. This transaction generated a result of (Ps. 3,208,025), recognized in the financial results of the Statement of Income.

Lease liability

It corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Río Neuquén area. Said agreement was entered into on August 11, 2016, with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of validity of the agreement. contract.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In January 2023, the Company incurred a new lease for Ps. 1,799,578. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

Bank loans

The following table shows the details of other financial indebtedness as of December 31, 2023:

Currency	Amount (in miles)	Interest rate	Expiration date
USD	60,162	7.76%	Between January and November 2024
Euros	61	7.00%	May 2024

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

In March 2023, the subsidiary Telcosur, renewed the loan for US$ 24 million taken in March 2022. The main terms of said loan are:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	January 25, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(2)Included as “Non-current financial assets measured at amortized cost”.

Covenants

As of the date of issuance of these Consolidated Financial Statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.75:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.INCOME TAX AND DEFERRED TAX

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal years ended December 31, 2023 and 2022, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2023 and 2022 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

On November 16, 2022, the Senate of the Nation approved the 2023 budget bill under Law No. 27,701, which already had half a sanction from the Chamber of Deputies.

The 2023 budget law incorporates article 195 to the income tax law establishing that in the event that the adjustment for tax inflation is applicable and a positive adjustment (profits) arises from it, the first and second fiscal years starting on 1 January 2022 inclusive, they may allocate 1/3 in that fiscal period and the remaining 2/3, in equal parts, in the 2 immediately following fiscal periods. For the deferral to be appropriate, it will be necessary for companies to make an investment in the purchase, construction, manufacture, processing or definitive import of fixed assets (except automobiles), during each of the 2 fiscal periods immediately following that of the calculation of the first third of the period in question, for an amount equal to or greater than $30,000,000,000.

As of December 31, 2023, the Company projected investments in PPE in accordance with the requirements mentioned above, determining that the amounts exceed what is established by law.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.

Extraordinary tax RG N° 5268/2022

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 10,487,129 for this concept.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Deferred tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2023 and 2022 is as follows:

The analysis of the net deferred tax assets and liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2023 and 2022 is as follows:

Below is a reconciliation between the income tax charged to results for the years ended December 31, 2023 and 2022 and that which would result from applying the current tax rate on net income before income tax for the exercise:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.EVOLUTION OF PROVISIONS

16.FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2023 and 2022. Total operating cost denominated in Argentine Pesos accounted for 81% and 83% for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, 35% of total revenues are denominated in Argentine pesos for both years.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2023, 91% of the Company's fund placements are denominated in U.S. dollars.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net liability position as of December 31, 2023 and 2022, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 6,378,820 and Ps. 6,152,241, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

In order to mitigate the exchange rate risk, during fiscal year 2023, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2023 and 2022 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2023 and 2022:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization business segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Secretary of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability.

Based on volume of sales for the years ended December 31, 2023 and 2022, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 13,547,004 and Ps. 9,987,506, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

To measure the expected credit loss, receivables from sales have been grouped according to their characteristics in terms of credit risk and the time that has elapsed since maturity.

On this basis, the provision for losses for the year ended December 31, 2023 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2023 and 2022, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

Likewise, as of December 31, 2023 and 2022, the Company has credits for subsidies with the Argentine government for Ps. 4,675,875 and Ps. 11,734,335, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2023 and 2022 and the revenues receivable balances (net of allowances) as of December 31, 2023 and 2022 are set forth below:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2023 and 2022 and revenues receivable balances (net of allowances) as of such date are set forth below:

The amounts of Midstream revenues made to major customers during the years ended December 31, 2023 and 2022 and revenues receivable balances (net of allowances) as of such date are set forth below:

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets measured at amortized cost.

During the year 2023, the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 5,161,098, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2023.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2023 and 2022:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2023 and 2022. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2023 and 2022, the gearing ratio was as follows:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with Accounting Standards IFRS 7, IAS 32 and Accounting Standards IFRS 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2023 and 2022 is included below:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2.2 Fair value measurement hierarchy and estimates

According to Accounting Standards IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2023 and 2022, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2023 and 2022:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2023, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2023, based on their quoted market price:

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

On September 8, 2023, tgs submitted to ENARGAS the request to initiate the procedure contemplated in Law No. 24,076 by which, once the regulated procedures and administrative procedure established for this purpose have been completed, tgs is granted the extension of the license term for ten years from the expiration date of its initial term (December 28, 2027) for the provision of the gas transportation service, contemplating the entire scope of the license approved by Decree No. 2458/92.

In that presentation, tgs requested that the planned measures be adopted regarding performance evaluation and public hearing, so that once the regulated procedures and administrative procedure established for this purpose have been completed, tgs is granted an extension of the license term for ten years from the expiration date.

As of the date of issuance of these Financial Statements, the procedure continues without having received a formal response from ENARGAS.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. tgs notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by tgs in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to tgs tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan.

On December 16, 2020, Decree of Necessity and Urgency No. 1,020/2020 (“Decree 1,020”) was issued, through which the start of the renegotiation of the RTI concluded in 2018 within the framework of the Solidarity Law was determined.

According to that decree, the renegotiation period could not exceed 2 years from the date of entry into force. Until then, the current renegotiation agreements were suspended. Said renegotiation remained in the power of ENARGAS ad-referendum of the PEN. The renegotiation process was to culminate with the signing of a Definitive Agreement on the RTI on December 16, 2022. However, on December 7, 2022, Necessity and Urgency Decree No. 815/2022 was published in the BO. (the “Decree 815”) which extended the renegotiation period for 12 months from the expected expiration of the period provided for in Decree 1020, and said process must now be completed on December 16, 2023.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020, later extended by Decree 815.

On March 16, 2021, the public hearing convened by ENARGAS was held for the purposes of considering the Transitional Tariff Regime (“RTT”) in accordance with the provisions of Decree 1,020. In this regard, tgs, without renouncing the full percentage of tariff recomposition that corresponds to it, alternatively presented at this hearing a proposal for a tariff increase calculated by 58.6%, as of April 1, 2021. It was calculated based on the financial needs to meet the operating and financial costs, capital investments and taxes, which were calculated considering the evolution of the inflation rate for a period of 12 months from its inception. Such requested increase contemplated only the necessary funds to meet the obligations as a licensee.

Additionally, in such public hearing, tgs denied and dismissed the arguments raised in it that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Regime Comprehensive Tariff (“RTI”) made for tgs.

On April 28, 2021, ENARGAS sent to tgs, a Transitory Agreement Project 2021 within the framework of the provisions of Decree 1,020. Said project provided:

• The non-granting of a temporary tariff increase, keeping the tariff schedules approved by ENARGAS in April 2019 unchanged.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

• It established that from May 2021 and until the Definitive Renegotiation Agreement is in force, ENARGAS will proceed to re-calculate the transportation tariffs at that time in force with effect from April 1, 2022.

• It did not establish a mandatory investment plan.

• The prohibition of: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

On April 30, 2021, through a note sent to that body, tgs stated that, given the context in which it develops its activities and the proposed terms and conditions, it was not feasible for the Company to sign the 2021 Temporary Agreement Project.

On June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for the year 2021 (the “RTT 2021”) for tgs effective as of that date. On the other hand, the Ministry of Economy and ENARGAS issued Joint Resolution No. 1/2021 where they approved the actions taken in the renegotiation process developed by ENARGAS in the terms of Decree No. 1020/2020, indicating that it was not feasible to arrive to an agreement on a transitional tariff adjustment.

In July 2021, tgs filed appeals for reconsideration with the PEN, the Ministry of Economy of the Nation and ENARGAS with an appeal or hierarchical subsidy in accordance with the respective powers of each of these bodies in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the RTT be declared null and void and the RTI be restored. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, later issuing Joint Resolution 1/21, which sets the RTT, and Decree 353/21, which approved Joint Resolution 1 /21, and culminates with Resolution 149, which approved the new tariff charts.

The challenges are based on: i) the illegality of Decree 1020 because it does not follow the lines of the delegation provided for in Law 27,541, and as a Decree of Necessity and Urgency it does not comply with the requirements of the Constitution for the issuance of this regulation; ii) the extension of the emergency beyond that provided by Congress; iii) the failure to carry out the tariff renegotiation as provided for in Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs, and the acquired rights of tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management and management of the Company, which have no legal justification, are also questioned, given that the emergency declared by Law No. 27,541 only empowered the National Executive Power to renegotiate the RTI and not the License.

The challenges and the request for reinstatement of the RTI have been made without prejudice to the right of tgs to pay the compensation that corresponds to it for not having complied with the RTI since April 2019.

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 362 between October 1, 2019 and June 1, 2021.

In addition, payment of compensation for the damages suffered by tgs due to the freezing caused by the failure to apply the six-monthly adjustment methodology established in the RTI in the aforementioned period is requested.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On January 19, 2022, a new public hearing was held, within the framework of ENARGAS Resolution No. 518/2021, whose purpose was to deal with a transitory tariff adjustment within the framework of Decree 1020/2020. In such hearing, with the purpose of reaching a definitive agreement on the renegotiation and recomposing the license economic-financial equation, tgs requested a transitory tariff adjustment applied in two stages for the year 2022 for a total of 106%, due to the evolution of operating costs and the main macroeconomic indicators.

Subsequently, on February 1, 2022, tgs received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020.

Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

On March 16, 2023, the TGS Board of Directors approved the proposed addendum to the transitional renegotiation agreement (the "2023 Transition Agreement") sent by ENARGAS. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published. current tariffs.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement and includes:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs may not under any circumstances: a) Distribute dividends; nor b) Cancel in advance directly or indirectly financial and commercial debts contracted with shareholders, acquire other companies or grant credits, unless the credits benefit the users or are granted to contractors that do not fall within the aforementioned assumptions. In the event that tgs deems it appropriate to proceed in a direction contrary to the provisions of paragraph a) above, attaching the corresponding supporting documentation, it will request ENARGAS to submit a status report to the Ministry of Economy, so that the Ministry may authorize or no, and if applicable, determine the manner and form of the request. In the event that tgs considers it appropriate to proceed in a direction contrary to the provisions of paragraph b) above, it must also present to ENARGAS documented grounds that support such decision, for authorization. If a covert operation to distribute dividends is noticed, the request will be made to the Ministry of Economy for its substantiation in that sphere. To this end, the Ministry will notify its decision to the applicant and ENARGAS.

On December 14, 2023, ENARGAS Resolution No. 704/2023 called for a public hearing to be held on January 8, 2024. As a result of said hearing, on February 15, 2024, ENARGAS Resolution N° 52/2024 was issued by means of which the validity of the public hearing was

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

ratified and ENARGAS was given a deadline of up to 30 working days as from the issuance of this Resolution to issue the transitory tariff charts that arose from the hearing.

On December 16, 2023, decree No. 55/2023 was issued declaring the emergency of the national energy sector until December 31, 2024. Among other issues, this decree: (i) establishes the beginning of the process of RTI, (ii) the intervention of ENARGAS as of January 1, 2024 and (iii) instructs the Ministry of Energy to issue the necessary standards and procedures for the sanction of market prices for the public transport service of natural gas.

b)General framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

Within this framework, tgs sells propane and butane production to fractionators at prices determined every six months. On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On August 10, 2021, tgs celebrated the eighteenth extension, valid until December 31, 2021. Regarding the agreement valid until December 31, 2022, said document was signed on June 23, 2022. During much of 2023 were carried out under the terms of the 2022 agreement in accordance with an instruction from the SE. Finally, on August 18, 2023, tgs signed, together with the Ministry of Energy and other LPG producers, the twentieth extension of the Propane Agreement for Networks, which was ratified by the PEN through decree 496/2023 on October 2, 2023. 2023

As mentioned above, participation in the Home Plan implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices that are below production costs.

As of December 31, 2023, the Argentine State owes tgs Ps. 4,675,875 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

During 2023, the Company participated, within the framework of Resolution No. 808/2023 of the Ministry of Energy, of the Export Increase Program created by Decree 576/22.

According to said program, the Company must enter 75% of the value of its exports in foreign currency into the country. The remaining 25% may be settled in pesos through the purchase of negotiable securities. To qualify for the scheme, exports must be settled between October 2 and October 20, 2023, and the effective export date must not be later than November 30, 2023.

Subsequently, said program was extended by Decree No. 28/2023, which also modifies the settlement ratio, which is currently 80% through the MULC and the remaining 20% through sales and purchase operations of negotiable securities.

Decree No. 2,067 / 08 (the “Decree”)

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”)

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

i)   that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii)   to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii)to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

iv)if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2023 and 2022 are detailed below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2023 and 2022, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs´ treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program was extended until March 22, 2021.

The acquisition cost of the treasury shares in portfolio amounted to Ps. 34,019,849, which, together with the trading premium on treasury shares of Ps. 9,868,857, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In addition, according with the 2022 Transition Agreement, the Company may not distribute dividends meanwhile it will be in force.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. LEGAL CLAIMS AND OTHER MATTERS

a)Turnover tax calculated on the natural gas price consumed by tgs

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by tgs as fuel to render its transportation services. In this framework there have been initiated several lawsuits against tgs, which have adversely concluded by the Company.

As of December 31, 2023 and 2022, the Company has recorded a provision for these concepts of Ps. 2,153.4 million and Ps. 5,161.3 million, respectively, recorded in the caption "Provisions", determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

b)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company was entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by tgs in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which tgs requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by tgs, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020.

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

On May 14, 2021, tgs was notified of the ruling issued by Chamber I of the Chamber in Contentious-Administrative Matters that (i) has revoked the decision by the Judge of First Instance and (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the judgment of the Chamber.

On June 4, 2021, tgs filed an extraordinary federal appeal against the judgment of the Chamber, which was contested by ENARGAS and the National State, and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual debt due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

c)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2023 and 2022, the total amount of these provisions amounted Ps. 81.1 million and Ps. 182.2 million respectively.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

d)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2023 and 2022, the total amount of these provisions amounted Ps. 168.4 million and Ps. 241.0 million, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2023 and 2022 were Ps. 1,575,206 and Ps. 1,329,757, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2023 and 2022 is as follows:

As of December 31, 2023 and 2022, tgs holds Ps. 9,982,891 and Ps. 8,005,655 corresponding to Dollar-linked notes issued by CT Barragán S.A. that accrue an annual interest rate above the exchange rate published in Communication “A” 3500 of the BCRA., and that amortize the entire capital in June 2023, November 2024 and May 2025. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2023 and 2022 is as follows:

Year ended December 31, 2023:

Additionally, during the year ended December 31, 2023, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 41,077,629 which are activated within the balance of advances to suppliers.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2022:

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2023, the Company had the following contractual commitments:

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2023 (US$ 1.00 = Ps. 808.45). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

EGS (liquidated):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership was distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’ main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Since 2012 EGS discontinued its operations, deciding in January 2016 to begin the necessary steps to dissolve EGS. The Extraordinary Shareholders' Meeting of EGS held on March 10, 2016, appointed the liquidator.

The EGS Liquidator Board held on March 31, 2023, reported the Final Distribution Project of the remainder of the liquidation. On June 26, 2023, the Extraordinary General Assembly of EGS approved the final liquidation balance for the irregular fiscal year closed on March 31, 2023 and approved the cancellation of the social registration of EGS before the General Inspection of Justice. As of the date of issuance of these consolidated financial statements, the distribution project was executed by the liquidator. As of the date of issuance of these Consolidated Financial Statements, the IGJ registered the liquidation and canceled it from the registry.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of March 4, 2024, supporting and management documentation related to open tax periods is safeguarded by BANK S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garín, Buenos Aires Province.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

The consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on March 4, 2024. There were no existing significant subsequent events between the closing date of year ended December 31, 2023, and the date of the approval (issuance) of these consolidated financial statements.

      Luis Fallo

Chairman of the Board of Directors

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal Address: Madero Office – Cecilia Grierson 355, 26th floor

City of Buenos Aires

Tax Code No. (CUIT for its acronym in Spanish):  30-65786206-8

I.Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended on that date, and notes to the consolidated financial statements, which include significant information about accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Group's consolidated financial position as of December 31, 2023, as well as its financial performance and cash flows for the year ended on that date, in accordance with the Accounting Standards IFRS (International Financial Reporting Standards).

Basis of opinion

We have conducted our audit in accordance with the International Audit Standards (ISAs) as issued by the International Audit and Assurance Standards Board (IAASB).  Our responsibilities under these standards are described later in the section " Auditors’ responsibilities for the audit of the consolidated financial statements " of our report. We consider that the evidence we have obtained provide a sufficient and appropriate basis for our opinion.

Independence

We are independent of the Group in accordance with the "International Code of Ethics for Professional Accountants (including International Standards of Independence)" of the International Ethics Standards Board for Accountants (IESBA Code) together with the ethical requirements that apply to our audit of the consolidated financial statements in Argentina, and we have fulfilled the other ethical responsibilities in accordance with those requirements and the IESBA Code.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the current period matter included below, our description of how our audit addressed the matter is provided in that context.

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Key audit matters	Audit response

Recoverability of property, plant and equipment related to the Natural Gas Transportation cash-generating unit

As of December 31, 2023, the Group maintained thousands of pesos 571,160,601 accounted as property, plant and equipment (PPE) related to the Natural Gas Transportation cash-generating unit. As mentioned in Note 5.a) to the accompanying consolidated financial statements, an impairment test of PPE is performed when an existing event or one that will take place in the near future indicates that the recoverable value of PPE amounts may be affected. The recoverable amount of an asset is the highest between fair value less costs to sale of that asset and its value in use. The value in use of the Natural Gas Transportation cash-generating unit is calculated based on discounted future cash flows, considering, among others, significant assumptions related to future tariff adjustments based on negotiations with the regulator, the recognition of cost adjustments, the discount rate, and expected future macroeconomic variables, such as inflation and foreign exchange rates.

This matter is key because it involves the application of critical judgment and significant estimates by Management, which are subject to uncertainty and future events. In turn, it led to a high degree of judgment and effort on the part of the auditor in performing procedures to evaluate cash flow projections carried out by Management and test significant assumptions.

Audit procedures carried out on this key matter included, among others:

•evaluate estimation methodology;

•test significant assumptions such as future tariff adjustments, discount rate, and expected future macroeconomic variables, such as inflation and foreign exchange rates, and test the completeness, accuracy, and relevance of the underlying data used. Significant assumptions were compared with available economic trend data and certain changes were made to regulatory assumptions and other factors to assess how they would affect our conclusions. The historical experience of Management's estimates was also assessed, and sensitivity analyses of significant assumptions were conducted to assess changes in the value in use that would result from changes in assumptions;

•test the arithmetic accuracy of the discounted cash flow model;

•and assess the completeness of disclosures in the consolidated financial statements.

Professionals with specialized skills and expertise were used in the evaluation of the methodology and significant assumptions used in future cash flows estimated by Management.

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Information accompanying the consolidated financial statements ("other information")

Other information includes the information contained in: (i) the summary of events and (ii) consolidated annual report, presented to comply with the regulations of the National Securities Commission (“CNV”). This information is different from the consolidated financial statements and our auditor´s report thereon. Management is responsible for this other information.

Our opinion on the consolidated financial statements does not cover the other information mentioned before and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether it is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude, as far as it is within our competence, that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Accounting Standards IFRS, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free of material misstatements, whether due to fraud or error.

In the preparation of the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as appropriate, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement due to fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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•Obtain an understanding of the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•Conclude on the appropriateness of the use, by Management, of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that there is such material uncertainty, we are required to draw attention in our auditor´s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence in relation to financial information from entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee related to, among other matters, the planned scope and timing of the audit, and significant audit findings, including any significant internal control deficiencies that we may identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethics requirements related to independence and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence; and, where applicable, communicate all actions taken to eliminate threats or safeguards applied.

Of the matters communicated to the Audit Committee, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, consequently, the key audit matters. We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonable be expected to outweigh the public interest benefits of such communication.

II.Report on other legal and regulatory requirements

In compliance with current regulation, we report that:

(a)The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and, in our opinion, were prepared in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV.

(b)The separate financial statements of Transportadora de Gas del Sur S.A. as of December 31, 2023 arise from accounting records kept in all formal respects in conformity with current legal regulations,

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which maintain the conditions of security and integrity based on which they were authorized by the CNV.

(c)At December 31, 2023 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Argentine pesos 677,824,985 none of which were due at that date.

(d)We have performed money laundering and anti-terrorist financing procedures required for Transportadora de Gas del Sur S.A. in the current professional standards.

(e)As required by article 21. b), Chapter III, Section VI, Title II of the CNV rules, we report that total audit and related services fees billed to Transportadora de Gas del Sur S.A. by Price Waterhouse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. in the fiscal year ended December 31, 2023 represent:

e. 1) 100% and 100% of total fees for services billed to Transportadora de Gas del Sur S.A. for any service in that financial year, respectively;

e .2) 29% and 90% of total fees for audit and related services billed to Transportadora de Gas del Sur S.A. its parent companies, subsidiaries and related companies during that year, respectively;

e. 3) 28% and 90% of total fees for services billed to Transportadora de Gas del Sur S.A., its parent companies, subsidiaries and related companies during that year, respectively.

City of Buenos Aires, March 4, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Paula V. Aniasi	Hernán Crocci

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 26, 2024.